UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

               Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

               Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F  ☑   Form   40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes  ☐   No   ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date July 30, 2004	By	/s/ Rochiman Sukarno

(Signature)

Rochiman Sukarno
Head of Investor Relation Unit

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2003
		(Restated)	2004
	Notes	Rp	Rp	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2f,7	3,954,984	6,983,664	743,734
Temporary investments	2c,2g,8	88,659	52,866	5,630
Trade accounts receivable	2c,2h,9
Related parties - net of allowance for doubtful accounts of Rp150,050 million in 2003, and Rp142,263 million in 2004		1,364,652	468,146	49,856
Third parties - net of allowance for doubtful accounts of Rp331,832 million in 2003, and Rp485,479 million in 2004		2,102,821	2,691,676	286,653
Other accounts receivable - net of allowance for doubtful accounts of Rp33,093 million in 2003, and Rp56,465 million in 2004	2c,2h	277,217	404,225	43,048
Inventories - net of allowance for obsolescence of Rp49,271 million in 2003, and Rp42,027 million in 2004	2i,10	156,198	139,644	14,872
Prepaid expenses	2c,2j,11	692,898	779,105	82,972
Prepaid taxes	44a	—	39,395	4,195
Other current assets	2c,12	103,323	163,302	17,391

Total Current Assets		8,740,752	11,722,023	1,248,351

NON-CURRENT ASSETS
Long-term investments - net	2g,13	172,777	75,318	8,021
Property, plant and equipment - net of accumulated depreciation of Rp21,777,648 million in 2003, and Rp25,756,696 million in 2004	2k,2l,14	29,615,586	35,453,720	3,775,689
Property, plant and equipment under revenue- sharing arrangements - net of accumulated depreciation of Rp893,144 million in 2003, and Rp928,954 million in 2004	2m,16,53	336,095	2,851,110	303,633
Advances and other non-current assets	2c	379,293	261,912	27,893
Intangible assets - net of accumulated amortization of Rp309,640 million in 2003, and Rp374,396 million in 2004	1c,2d,17	3,588,727	4,769,654	507,950
Advance payments for investments in shares of stock	6e	279,083	65,458	6,971
Escrow accounts	18	286,155	624,298	66,485

Total Non-current Assets		34,657,716	44,101,470	4,696,642

TOTAL ASSETS		43,398,468	55,823,493	5,944,993

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2003
		(Restated)	2004
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	2c,19
Related parties		432,809	767,978	81,787
Third parties		1,598,986	2,633,851	280,495
Other accounts payable		80,447	82,407	8,776
Taxes payable	2s,44b	1,178,911	1,011,351	107,705
Dividends payable		1,295,263	680,270	72,446
Accrued expenses	2c,20	1,351,913	1,887,597	201,022
Unearned income	21	597,563	746,869	79,539
Advances from customers and suppliers	22	238,414	384,147	40,910
Short-term bank loan	2c,23,49	—	773,595	82,385
Current maturities of long-term liabilities	2c,24	1,882,612	2,098,157	223,446

Total Current Liabilities		8,656,918	11,066,222	1,178,511

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2s,44e	3,090,148	3,536,911	376,668
Unearned income on revenue-sharing arrangements	2m,16,53	113,787	2,706,673	288,251
Unearned initial investor payments under joint operation schemes	2n,37,52	63,446	28,266	3,010
Provision for long service awards	2r,48	481,423	509,432	54,253
Provision for post-retirement health care benefits	2r,49	1,935,869	2,076,509	221,140
Long-term liabilities - net of current maturities
Two-step loans - related party	2c,25	6,950,208	6,750,786	718,933
Guaranteed notes and bonds	26	2,242,750	1,742,959	185,619
Bank loans	2c,27	379,989	2,569,807	273,675
Liabilities for acquisitions of subsidiaries	28	1,623,183	718,290	76,495
Suppliers’ credit loans	29	140,323	—	—
Bridging loan	30	23,684	—	—
Other long-term debt		9,150	9,150	974

Total Non-current Liabilities		17,053,960	20,648,783	2,199,018

MINORITY INTEREST	31	2,899,899	3,912,474	416,664

STOCKHOLDERS’ EQUITY
Capital stock - Rp 500 par value per Series A
Dwiwarna share and Series B share
Authorized - one Series A Dwiwarna share and 39,999,999,999 Series B shares
Issued and fully paid - one Series A Dwiwarna share and 10,079,999,639 Series B shares	32	5,040,000	5,040,000	536,741
Additional paid-in capital	33	1,073,333	1,073,333	114,306
Difference in value of restructuring transactions between entities under common control	34	(7,288,271)	(7,288,271)	(776,173)
Difference due to change of equity in associated companies	2g	424,020	385,595	41,064
Unrealized loss on investment in securities	2e	—	136	14
Translation adjustment		230,630	232,078	24,715
Retained earnings
Appropriated		1,559,068	1,559,068	166,035
Unappropriated		13,748,911	19,194,075	2,044,098

Total Stockholders’ Equity		14,787,691	20,196,014	2,150,800

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		43,398,468	55,823,493	5,944,993

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2003
		(Restated)	2004
	Notes	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2p,35
Fixed lines		4,116,043	5,003,204	532,822
Cellular		3,824,432	4,957,675	527,974
Interconnection	2p,36	2,031,622	2,750,678	292,937
Joint operation schemes	2n,37,52	859,871	262,175	27,921
Data and Internet	38	1,310,369	2,144,363	228,367
Network	39	216,004	274,836	29,269
Revenue-sharing arrangements	2m,40,53	124,043	492,939	52,496
Other telecommunications services		102,833	222,735	23,720

Total Operating Revenues		12,585,217	16,108,605	1,715,506

OPERATING EXPENSES
Personnel	41	2,131,748	2,675,323	284,912
Depreciation	2k,2l,2m,14,16	2,140,664	2,970,881	316,388
Operations, maintenance and telecommunication services	42	1,519,085	2,200,010	234,293
General and administrative	43	814,990	1,124,042	119,706
Marketing		217,025	409,587	43,619

Total Operating Expenses		6,823,512	9,379,843	998,918

OPERATING INCOME		5,761,705	6,728,762	716,588

OTHER INCOME (CHARGES)
Interest income		190,219	184,416	19,640
Interest expense		(619,552)	(695,815)	(74,102)
Gain (loss) on foreign exchange - net	2e	383,733	(869,814)	(92,632)
Equity in net income (loss) of associated companies	2g,13	4,360	2,824	301
Others - net		272,093	244,179	26,004

Other income (charges) - net		230,853	(1,134,210)	(120,789)

INCOME BEFORE TAX		5,992,558	5,594,552	595,799
TAX EXPENSE	2s,44e
Current tax		(1,751,855)	(1,839,908)	(195,943)
Deferred tax		(6,981)	9,859	1,050

		(1,758,836)	(1,830,049)	(194,893)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		4,233,722	3,764,503	400,906
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	31	(695,641)	(889,347)	(94,712)

NET INCOME		3,538,081	2,875,156	306,194

BASIC EARNINGS PER SHARE	2t,45
Net income per share		351.00	285.23	0.03

Net income per ADS (20 Series B shares per ADS)		7,020.00	5,704.68	0.61

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change
			Additional	between entities	of equity
		Capital	paid-in	under common	in associated
Description	Notes	stock	capital	control	companies
		Rp	Rp	Rp	Rp
Balance as of January 1, 2003 - Restated		5,040,000	1,073,333	(7,288,271)	424,020
Foreign currency translation of CSM	2g,12	—	—	—	—
Resolved during the Annual General Meeting of the Stockholders on May 9, 2003
Declaration of cash dividend	46	—	—	—	—
Appropriation for general reserve	46	—	—	—	—
Social contribution	46	—	—	—	—
Net income for the year		—	—	—	—

Balance as of June 30, 2003 - Restated		5,040,000	1,073,333	(7,288,271)	424,020

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unrealized
	loss on		Retained earnings
	investment	Translation
Description	in securities	adjustments	Appropriated	Unappropriated
	Rp	Rp	Rp	Rp
Balance as of January 1, 2003 - Restated	—	235,665	745,404	14,383,466
Foreign currency translation of CSM	—	(5,035)	—	—
Resolved during the Annual General Meeting of the Stockholders on May 9, 2003
Declaration of cash dividend	—	—	—	(3,338,109)
Appropriation for general reserve	—	—	813,664	(813,664)
Social contribution	—	—	—	(20,863)
Net income for the year	—	—	—	3,538,081

Balance as of June 30, 2003 - Restated	—	230,630	1,559,068	13,748,911

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	loss on		Retained earnings
		Capital	paid-in	under common	in associated	investment	Translation
Description	Notes	stock	capital	control	companies	in securities	adjustments	Appropriated	Unappropriated
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	16,318,919
Placement on fixed income mutual fund		—	—	—	—	136	—	—	—
Foreign currency translation of CSM	2g,12	—	—	—	—	—	7,846	—	—
Net income for the year	46	—	—	—	—	—	—	—	2,875,156

	46
Balance as of June 30, 2004	46	5,040,000	1,073,333	(7,288,271)	385,595	136	232,078	1,559,068	19,194,075

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	2003
	(Restated)	2004
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone and interconnection - net
Fixed lines	3,481,519	4,757,797	506,688
Cellular	5,273,027	6,072,449	646,693
Joint operation scheme	535,551	797,598	84,941
Interconnection - net	1,635,391	1,952,305	207,913
Other services	439,587	804,454	85,671

Total cash receipts from operating revenues	11,365,075	14,384,603	1,531,906
Cash payments for operating expenses	(5,161,308)	(6,168,009)	(656,870)

Cash generated from operations	6,203,767	8,216,594	875,036

Interest received	195,301	187,470	19,965
Income tax payments	(1,986,706)	(2,157,157)	(229,729)
Interest paid	(507,497)	(613,602)	(65,346)
Advances from customers	(26,026)	19,021	2,026

Net Cash Provided by Operating Activities	3,878,839	5,652,326	601,952

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	1,647,830	345,594	36,804
Proceeds from sale of property, plant and equipment	47,722	3,544	377
Purchase of marketable securities and placements in time deposits	(601,370)	(394,454)	(42,008)
Acquisition of property, plant and equipment	(3,239,180)	(2,095,457)	(223,158)
Decrease (Increase) in advances and others	285,456	(85,958)	(9,154)
Payments of advances for investments in shares of stock	(31,660)	—	—
Cash dividend receipt	(913,240)	—	—
Acquisition of subsidiaries	336,288	—	—

Net Cash Used in Investing Activities	(2,468,154)	(2,226,731)	(237,139)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term liabilities	(386,712)	(1,178,344)	(125,489)
Purchase of guaranteed notes	—	(490,803)	(52,269)
Cash dividends paid	(2,469,569)	—	—
Security deposits	(38,101)	(43,194)	(4,600)
Received of long-term liabilities	23,370	166,901	17,774
Decrease (Increase) in escrow account	(285,473)	(104,532)	(11,132)

Net Cash Used in Financing Activities	(3,156,485)	(1,649,972)	(175,716)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,745,800)	1,775,623	189,097
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENT	1,714	113,569	12,095
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,699,070	5,094,472	542,542

CASH AND CASH EQUIVALENTS AT JUNE 30	3,954,984	6,983,664	743,734

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	Rp	US$ (Note 3)
Noncash investing and financing activities in 2004:
Increase in property under construction through the incurrence of long-term debt	741,584	78,975
Initial recognition of property, plant and equipment under revenue sharing arrangement	2,773,375	295,354
Write off property, plant and equipment at Telkomsel	395,429	42,112

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 4 dated January 10, 2002, of Notary A. Partomuan Pohan, S.H., LLM., concerning the change in the Company’s objective, scope of activities, directors’ scope of authorities and the composition of the Company’s board of commissioners. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-00682HT.01.04.Th.2002 dated January 15, 2002.

In accordance with article 3 of its articles of association, the scope of the Company’s activities is as follows:

1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:

i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and General Information (continued)

The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1996, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”).

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

Under Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Other Indonesian legal entities are also allowed to individually provide non-basic telecommunications services. In providing telecommunications services, these entities are required to obtain licenses from the Minister of Communications of the Republic of Indonesia (the Ministry of Communications assumed responsibility for the telecommunications sector from the previous Ministry of Tourism, Post and Telecommunications in March 1998). Government Regulation No. 8/1993 concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company’s right to provide other domestic telecommunications services.

On September 8, 1999, the Government issued Law No. 36/1999 on Telecommunications to replace Law No. 3/1989. Under the new Law, which took effect from September 2000, telecommunications activities cover:

i.	Telecommunications networks

ii.	Telecommunications services

]

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and General Information (continued)

iii. Special telecommunications

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser appointed by the Government.

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, conveys the compensation for early termination of exclusive rights. (See Note 56f)

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of June 30, 2003 was as follows:

President Commissioner	:	Bacelius Ruru
Commissioner	:	Agus Haryanto
Commissioner	:	Djamhari Sirat
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and General Information (continued)

President Director	:	Kristiono
Director of Finance	:	Guntur Siregar
Director of Telecommunications Service Business	:	Garuda Sugardo
Director of Human Resources and Support Business	:	Agus Utoyo
Director of Telecommunications Network Business	:	Suryatin Setiawan

Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 4 dated March 10, 2004 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of June 30, 2004 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono
President Director	:	Kristiono
Director of Finance	:	Rinaldi Firmansyah
Director of Telecommunications Service Business	:	Suryatin Setiawan
Director of Human Resources and Support Business	:	Woeryanto Soeradji
Director of Telecommunications Network Business	:	Abdul Haris

As of June 30, 2003 and 2004, the Company had 32,426 employees and 30,305 employees, respectively, including those in the KSO Units, while the subsidiaries had 3,722 employees and 4,384 employees, respectively.

b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 series B shares and 1 series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new series B shares and 233,334,000 series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represents 20 series B shares.

In December 1996, the Government completed a block sale of 388,000,000 series B shares, and later in 1997, distributed 2,670,300 series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 series B shares.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Public offering of shares of the Company (continued)

Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid-in capital. The bonus shares were distributed to the then existing stockholders in August 1999.

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding series B shares.

As of June 30, 2004, all of the Company’s series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 45,595,946 ADS shares were listed on the New York Stock Exchange and London Stock Exchange.

c.	Subsidiaries

The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of			Total assets
			ownership		Start of commercial	before eliminations
Subsidiaries	Domicile	Nature of business	2003	2004	operations	2003	2004
			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	30.00	100.00	1995	1,816,946	1,639,756
PT AriaWest International	Bandung	Telecommunications	—	100.00	1995	—	1,436,908
PT Multimedia Nusantara	Jakarta	Pay TV	100.00	100.00	1998	14,861	11,142
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	51,368	69,871
PT Indonusa Telemedia	Jakarta	Multimedia	57.50	90.39	1997	50,695	53,450
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	90.32	90.32	1995	817,574	603,603
PT Telekomunikasi Selular	Jakarta	Telecommunications	65.00	65.00	1995	13,465,108	18,063,586
PT Napsindo Primatel International	Jakarta	Telecommunications	60.00	60.00	1999	57,918	38,895
PT Infomedia Nusantara	Jakarta	Data and information service	51.00	51.00	1984	307,298	279,862
PT Pro Infokom Indonesia	Jakarta	System information	51.00	51.00	2003	8,711	1,430

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Subsidiaries (continued)

The Company has indirect investments through its subsidiaries in the following companies:

				Effective ownership
			Nature of	percentage		Start of Commercial
Indirect subsidiaries	Stockholders	Domicile	Business	2003	2004	Operations
				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Fund raising	65.00	65.00	2002
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	—	100.00	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Bogor	Printing	—	26.18	2000

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I (Note 52), the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo (Note 6b).

Effective with the closing of the first tranche, the Company obtained control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of the date of the acquisition reflecting a 100% ownership interest in Pramindo (Note 2b).

PT AriaWest International (“AWI”)

AWI is the investor in KSO III (Note 52), the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 6c).

The CSPA provides for certain conditions that have to satisfied at or prior to the closing date to effect the acquisition, e.g. completion of the restructuring of AWI’s loan, amendment of KSO III agreement, final and unconditional dismissal with prejudice of any proceeding. Those conditions have been satisfied at or prior to July 31, 2003.

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing pay television and multimedia telecommunications services.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Subsidiaries (continued)

PT Multimedia Nusantara (“Metra”) (continued)

On April 8, 2003, the Company increased its ownership interest in Metra from 31% to 100% through a share-swap agreement with PT Indocitra Grahabawana (“Indocitra”). Pursuant to the agreement, the Company sold its investment in PT Menara Jakarta in exchange for Indocitra’s 69% ownership interest in Metra (Note 13f).

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services.

On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 17).

On November 28, 2001, the Company sold one share of GSD to a related party for Rp9.5 million thereby reducing the Company’s ownership interest to 99.99%.

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing multimedia telecommunications services.

The Company increased its investment in Indonusa from 35% in 2000 to 57.5% in 2001, by acquiring 2,800,000 shares for Rp28,000 million. This acquisition resulted in goodwill of Rp654 million which was fully amortized in 2001.

On August 8, 2003, the Company increased its investment in Indonusa to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 13).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million to 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI (Note 52), the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders (Note 6a).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Subsidiaries (continued)

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%. The accounting treatment for the cross-ownership transaction is discussed further in Note 4.

PT Telekomunikasi Selular (“Telkomsel”) (continued)

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429,000,000 (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

In connection with an increase in Napsindo’s paid-in capital, the Company increased its investment in Napsindo by Rp13,840 million on October 31, 2000. The increase in investment was made to maintain the Company’s ownership interest at 32% and was effective on March 29, 2001.

Based on the notarial Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4,900,000 (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest to 60% after the settlement of payment on January 28, 2003.

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Subsidiaries (continued)

PT Pro Infokom Indonesia (“PII”)

On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”), and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003. As of June 30, 2004, the Company had an ownership interest of 51% in PII.

PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII is intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

PII will act as a service provider that manages the government secure intranet and government information center management where all government institutions, including state-owned companies, are expected to take advantage of this network.

Pursuant to the Annual General Meeting of PII Shareholders as stated in notarial deed No. 258/VI/2004 dated June 17, 2004 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved to discontinue the PII operation since July 1, 2004.

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance.

PT Balebat Dedikasi Prima (“Balebat”)

Infomedia has 51.33% direct ownership interest in Balebat, a company engaged in the printing business, domiciled in Bogor.

d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on July 30, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects to accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 58.

a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp”) unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal. The Company does not consolidate a subsidiary if control is expected to be temporary.

All significant inter-company balances and transactions have been eliminated in consolidation.

In the case of PT Pramindo Ikat Nusantara (“Pramindo”), the Company has evaluated the scope and terms of this investment and concluded that it has the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company considered include, among others, the fact that the purchase price is fixed, its ability to vote 100% of the shares at general stockholders’ meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid (Note 6b).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No.7 “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and are reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp8,270 and Rp8,280 to US$1 as of June 30, 2003, and Rp9,375 and Rp9,405 to US$1 as of June 30, 2004.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement. For the purpose of the statements of cash flows, bank overdrafts that are repayable on demand and form an integral part of cash management of the Company and subsidiaries are included as a component of cash and cash equivalents.

g.	Investments

i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Investments (continued)

iii.	Investments in associated companies (continued)

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.

h.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Inventories

Inventories principally consist of components and modules, which are transferred to Plant, Property and Equipment upon use. Inventories also include SIM card and prepaid voucher blanks.

Cost is determined using the weighted average method for components, SIM card and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

k.	Property, plant and equipment – direct acquisitions

Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5—15
Telegraph, telex and data communication equipment	5—15
Transmission installation and equipment	5—20
Satellite, earth station and equipment	3—15
Cable network	5—15
Power supply	3—10
Data processing equipment	3—10
Other telecommunications peripherals	5
Office equipment	3—5
Vehicles	5—8
Other equipment	5

Land is stated at cost and is not depreciated.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Property, plant and equipment – direct acquisitions (continued)

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated based on the applicable depreciation rates.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statement of income.

Computer software used for data processing is included in the value of the associated hardware.

Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account it relates to. During the construction period, borrowing costs, which include interest expense and foreign exchange gains or losses incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statement of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income under revenue-sharing arrangements” presented in the Liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Revenue-sharing arrangements (continued)

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company’s share as provided in the agreement.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Revenue and expense recognition

i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Revenue and expense recognition (continued)

ii.	Cellular and fixed wireless telephone revenues

Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as Subscriber Identification Module (“SIM”) cards in the case of cellular and Removable Unit Identity Card (“RUIM”) in the case of fixed wireless telephone, and pulse reload vouchers, are recognized as follows:

1.	Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

2.	Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses.

         Expenses are recognized on an accrual basis.

q.	Pension benefits

i.	Defined benefit pension plans

The Company and certain subsidiaries established defined benefit pension plans covering substantially all of their permanent employees.

The Company’s net obligation in respect of the defined benefit pension plans is calculated at the net present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets. The calculation is performed by an independent actuary using the projected unit credit method.

The benefits earned by the employees are recognized in the statement of income on a straight-line basis over the period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Pension benefits (continued)

ii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

r.	Employee benefits other than pension

i.	Long service awards (“LSA”)

The Company’s employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.

The Company’s obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

ii.	Post-retirement health care plan

The Company provides a post-retirement health care plan that covers its retired employees who meet age, participation and length of service requirements at retirement, and their eligible dependants.

The Company’s obligation with respect to post-retirement health care plan is calculated by an independent actuary using the projected unit credit method.

s.	Income tax

The Company and subsidiaries apply the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the benefit of tax loss carry forwards, to the extent their realization is probable. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, in which case it is also recognized directly in equity.

PERUSAHAAN PERSEROAN (PERSERO) PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 20, the number of shares represented by each ADS.

u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument are designated and qualify for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income of the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

w.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,390 to US$1 published by Reuters on June 30, 2004. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	RESTATEMENT OF FINANCIAL STATEMENTS PREVIOUSLY REPORTED

As further explained in Note 53a, the Company was informed by the United States Securities and Exchange Commission (“SEC”) that its Annual Report on Form 20-F for 2002 submitted on April 17, 2003 was not in compliance with the SEC’s rules and regulations. The Company was required to amend that report, which it did on June 11, 2003, to identify the deficiencies in its originally submitted Annual Report.

The Company is also required to make a further amendment to its Annual Report on Form 20-F to bring it into compliance with the relevant rules and regulations. Furthermore, the Indonesian Capital Markets Supervisory Agency (“BAPEPAM”) confirmed that the Company should comply with the requirements of the SEC and at the same time ensure that the same information is made available to all shareholders.

Subsequent to the issuance of the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2002 and the amendment thereto that was filed with the SEC on June 11, 2003 referred to above, the Company made certain adjustments to the Indonesian GAAP amounts previously disclosed for 2000, 2001, 2002 and prior years which the Company believes are required to be made pursuant to Indonesian GAAP. Adjustments affecting the U.S. GAAP amounts and disclosures are set out in Note 58.

Set forth below are the effects of the restatements on the previously reported consolidated net income and stockholders’ equity for the six months period ended June 30, 2003. The corrections of the Indonesian GAAP consolidated financial statements primarily relate to the accounting for long service awards, deferred income taxes and business acquisitions, as well as the assumptions underlying the Company’s post-retirement healthcare plan.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	RESTATEMENT OF FINANCIAL STATEMENTS PREVIOUSLY REPORTED (continued)

Set forth below are the effects of the restatements on the previously reported consolidated net income for the six months period ended June 30, 2003 (unaudited):

		2003
Net income under Indonesian GAAP as previously reported		3,784,267

Adjustments
Long service awards	(i)	(103,563)
Post retirement healthcare benefit	(ii)	(222,004)
Deferred income taxes	(iii)	22,441
Acquisition accounting	(iv)	130,898
Operating revenues	(v)	96,560
Trade accounts payable	(vi)	—
Corrections of loan balance	(vii)	—
Corrections of tax payable	(viii)	—
Other items	(ix)	257,288
Corporate income tax	(x)	—
Operating expenses	(xi)	(354,031)
Interest expense	(xii)	1,029
Net periodic pension cost	(xiii)	(74,804)

Net adjustments		(246,186)

Net income under Indonesian GAAP as restated		3,538,081

Basic earnings per share (full amount)
As previously reported		375.42
As restated		351.00
Basic earnings per ADS (full amount)
As previously reported		7,508.47
As restated		7,019.97

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	RESTATEMENT OF FINANCIAL STATEMENTS PREVIOUSLY REPORTED (continued)

The effect of the restatements on stockholder’s equity as of June 30, 2003 is set forth in the table below:

		2003
Stockholders equity under Indonesian GAAP as previously reported		16,319,441

Adjustments
Long service awards	(i )	(555,899)
Post retirement healthcare benefits	(ii)	(1,273,065)
Deferred income taxes	(iii)	(3,271)
Acquisition accounting	(iv)	(177,128)
Operating revenues	(v )	119,741
Trade accounts payable	(vi)	58,490
Corrections of loan balance	(vii)	117,078
Corrections of taxes payable	(viii)	75,796
Other items	(ix)	281,845
Corporate income taxes	(x )	121,143
Operating expenses	(xi)	(461,111)
Interest expenses	(xii)	(26,024)
Net periodic pension cost	(xiii)	(142,278)
Acquisition of AriaWest	(xiv)	332,933

Net adjustments		(1,531,750)

Stockholders equity under Indonesian GAAP as restated		14,787,691

     These adjustments have been reflected in the accompanying restated consolidated financial statements and are summarized as follows:

Adjustments

(i)	Long service awards

The Company’s employees are entitled to receive certain cash awards, such as long service, housing, transport and other allowances, based on length of service. Depending on the type of award, they are either paid at the time an employee reaches a certain anniversary date or upon termination or retirement if the employee has met the requisite number of years of service. The Company had not previously made provision for these liabilities and was only accounting for the awards at the time payments were made to employees.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	RESTATEMENT OF FINANCIAL STATEMENTS PREVIOUSLY REPORTED (continued)

The Company has determined that these awards should have been accounted for under the accrual method.

(ii)	Post-retirement healthcare benefits

The Company provides a post-retirement healthcare plan for pensioners who were employed by the Company for over 20 years. As described in Notes 2r and 48 of the consolidated financial statements these costs are accounted for in accordance with U.S. GAAP applying SFAS 106. The Company has been recognizing the benefit obligations and the related benefit costs based on actuarial calculations.

The Company has requested the Company’s actuary to review the actuarial calculations in respect of disclosures for the post-retirement healthcare plan for the years 2000 and 2001. As a consequence of this review, the Company recalculated the portion of related expenses for the six months period ended June 30, 2003.

The Company has determined that the change in actuarial calculations represents the correction of an error and therefore requires retroactive restatement of its 2000 and 2001 financial statements. The Company did not previously engage an actuary for 2002, however, has done so for the purpose of these restated financial statements.

(iii)	Deferred income taxes

The Company has identified the need to make adjustments to correct errors in prior calculations of deferred income taxes to reflect certain temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.

(iv)	Acquisition accounting

In respect of the acquisition of Pramindo in August 2002, the Company previously consolidated a 30% interest in Pramindo in accordance with the 30% legal ownership interest in the shares held by the Company. The Company did not, however, consider other factors affecting its ability to exercise control over Pramindo and its right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company has now considered include, among others, the fact that the selling price is fixed, its ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, as a consequence, the Company has determined that consolidation of a 100% interest in Pramindo from the date of acquisition is appropriate.

In addition, in connection with the acquisition of Pramindo in August 2002 and Dayamitra in May 2001, the Company did not properly allocate the purchase consideration to certain acquired assets. The restated consolidated financial statements for 2001 and 2002 reflect adjustments to record such assets at their fair values as of the date of acquisition and subsequent depreciation thereof.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	RESTATEMENT OF FINANCIAL STATEMENTS PREVIOUSLY REPORTED (continued)

(v)	Operating revenues

In line with the Infomedia business progress that have provide call center service, the Company decided to reclassify the presentation from other income to operating income.

(vi)	Trade accounts payable

As a result of the reconciliation of balances with other telephone operators in 2002, the Company determined that there were some errors in trade accounts payable balances that resulted in an overstatement of the payables recorded in the consolidated financial statements as of June 2003.

(vii)	Correction of loan balance

As a result of reconciliation of outstanding loans at the end of 2002, the Company determined that there was a double recording of a loan balance which had a corresponding effect of overstating the foreign exchange loss in the consolidated financial statements for the six monthe period ended june 30, 2003.

(viii)	Correction of taxes payable

As a result of audited financial statements for the year 2003, the Company adjusted the tax payable as of June 30, 2003.

(ix)	Other items

Other adjustments represent adjustments related to depreciation and reversal expenses resulted by year end audit of 2002.

(x)	Corporate income tax

Certain of the above adjustment have also impacted the corporate tax calculation for the 2001 and 2002 tax years. As a result, the Company has reflected the related adjustments to the corporate tax charge in the restated consolidated financial statements for the respective years.

(xi)	Operating expenses

Restatement for operating expenses represents the reclassification for amortisation of intangible assets that previously presented as part of “other expenses” into part of “operating expenses-general and administrative expenses”.

(xii)	Interest expenses

Adjustment for interest expenses related to the capitalisation of interest expense into assets.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	RESTATEMENT OF FINANCIAL STATEMENTS PREVIOUSLY REPORTED (continued)

(xiii)	Net periodic pension cost

The Company assigned actuary to recalculate net periodic pension cost for the year 2002 and the Company has adjusted effect of the recalculation in its financial statement for six months period ended June 30, 2003.

(xiv)	AriaWest

Subsequent to the date on which the Company issued the 2002 consolidated financial statements, the Company settled its dispute with AriaWest. In the previously issued consolidated financial statements for 2002, the Company had made provisions against its trade receivables relating to the dispute with AriaWest and recorded Rp830 billion received from KSO III as “Advances from customers and suppliers” in the balance sheet pending settlement of the dispute. As a result of the settlement, the Company has reversed these provisions, applied the advance received against the outstanding trade receivable, and accrued the settlement amount.

5.	CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT

On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

i.	Acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945,000,000 (“Telkomsel Transaction”);

ii.	Acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186,000,000 (“Satelindo Transaction”);

iii.	Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) for US$38,000,000 plus convertible bonds of Rp4,051 million issued by Lintasarta (“Lintasarta Transaction”); and

iv.	The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375,000,000 (“KSO IV Transaction”).

Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.

The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.

The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT (continued)

On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross-ownership transaction in cash.

At the time of the transaction, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. The difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, is included as a component of stockholders’ equity as “Difference in value of restructuring transactions between entities under common control”, as follows:

		Historical
	Consideration	amount of
	paid/	net assets/	Deferred	Change
	(received)	investment	income tax	in equity	Total	Tax	Net
Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	1,785,024)
Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

6.	ACQUISITION OF KSO INVESTORS

a.	Dayamitra

On May 17, 2001, the Company acquired 90.32% of the shares of Dayamitra for an aggregate purchase price of US$134,172,232 (including consultants’ fees of approximately US$3,303,191 or Rp37,325 million). Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18,289,800 (Rp206,675 million) on May 17, 2001, the closing date of the transaction, and US$8,937,041 (Rp100,989 million) on August 10, 2001 as a post-closing working capital adjustment to the purchase price. The remaining amount of US$103,642,200 (Rp1,171,157 million) was paid through an escrow arrangement discussed below, in eight quarterly installments of US$12,955,275, from August 17, 2001 to May 17, 2003. The estimated present value of US$103,642,200 at the discount rate of 14% was estimated to be US$89,053,984 (Rp1,006,310 million).

This acquisition resulted in the identification of an intangible asset amounting to Rp1,276,575 million representing the right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement (Note 17).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	ACQUISITION OF KSO INVESTORS (continued)

a.	Dayamitra (continued)

The Company acquired control of Dayamitra on May 17, 2001 and has consequently consolidated Dayamitra from that date.

The allocation of the acquisition cost for the 90.32% ownership in Dayamitra was as follows:

Rp
Purchase consideration - net of discount on promissory notes	1,351,299

Fair value of net assets acquired:
- Cash and cash equivalents	93,652
- Distributable KSO revenue receivable	62,398
- Other current assets	9,450
- Property, plant and equipment	1,401,479
- Intangible assets	1,276,575
- Other non-current assets	19,510
- Current liabilities	(236,265)
- Deferred tax liabilities	(581,816)
- Non-current liabilities	(693,684)

1,351,299

Net cash outflow on the acquisition of Dayamitra amounted to Rp241,300 million.

In connection with the Dayamitra transaction, the Company also entered into the following agreements:

1.	Option Agreement

The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

In consideration for the grant of the options, the Company will pay to the selling stockholder the option purchase price of US$6,300,000, plus US$957,823 as payment for Dayamitra’s adjusted working capital, or a total of US$7,257,823. The amount is payable in eight quarterly installments of US$907,228, beginning on August 17, 2001 and ending on May 17, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	ACQUISITION OF KSO INVESTORS (continued)

a.	Dayamitra (continued)

1.	Option Agreement (continued)

Payments will be made through an escrow account established under the Escrow Agreement discussed below.

The Company may exercise the option any time after Dayamitra has satisfied all of its obligations under the JBIC (formerly J-Exim) loan (Note 27i) beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option is US$16,200,000, less certain amounts that are stipulated in the Option Agreement. As of June 30, 2004 the Company has not exercised the option.

As of June 30, 2004, the option purchase price that has been paid by the Company amounted to US$7,257,823 or equivalent to Rp65,458 million (2003: US$5,443,367 or equivalent to Rp48,098 million), and is presented as part of “Advance payments for investments in shares of stock” (Note 6d).

2.	Escrow Agreement

An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 18).

b.	Pramindo

On April 19, 2002, the Company and the stockholders of Pramindo, namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation (“IFC”) and NMP Singapore Pte. Ltd. (“NMP Singapore”) (collectively the “Selling Stockholders”) entered into a Conditional Sale and Purchase Agreement (“CSPA”) pursuant to which the Company acquired all of Pramindo’s shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as “escrow shares”).

Legal title to the escrow shares will be transferred to Telkom in 3 (three) specific tranches on 15 September 2002 — 30%, 30 September 2003 — 15% and on 31 December 2004 — 55% upon payment of the promissory notes issued to the selling stockholders as payment for the acquisition of the shares. The escrow shares can be accessed by the selling stockholders only upon default on payment of the promissory notes by the Company and no dividends can be paid out until the arrangements between the parties are completed or terminated in accordance with the terms of the relevant agreements.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	ACQUISITION OF KSO INVESTORS (continued)

b.	Pramindo (continued)

The Company and the Selling Stockholders also entered into a Stockholders Voting Agreement (“SVA”) on August 15, 2002, pursuant to which each stockholder of Pramindo delivered to the Company a Power of Attorney (“PoA”) whereby the Company obtained the right to vote the escrow shares. The Company, thereby acquired the right to nominate all of the members of the Board of Directors and Board of Commissioners of Pramindo. The SVA is subject to certain reserve matters which serve as protective rights to the Selling Stockholders.

The aggregate purchase price amounted to US$390,308,972 (Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9,263,953 (Rp82,218 million), consultants’ fees of US$5,945,946 (Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by Telkom of Promissory Notes (series I and series II) with an aggregate face value of US$375,099,073, of which the present value at the discount rate of 8.15% at the effective date of the acquisition was estimated to be US$332,802,122 (Rp2,953,617 million). The series I promissory notes are non-interest bearing and the series II promissory notes carry a market interest rate. The Promissory Notes are to be paid in 10 unequal quarterly installments beginning September 15, 2002 and are irrevocable, unconditional and transferable.

The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement (Note 17). There was no goodwill arising from this acquisition.

In addition, the portion that relates to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. The difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million, included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section is calculated as follows:

Rp
Purchase consideration - net of discount on promissory notes	3,338,653
Historical amount of net assets	1,061,437
Difference in value for 100% ownership	2,277,216

Difference adjusted to stockholders’ equity for Indosat’s 13% ownership in Pramindo	296,038

The Company acquired control of Pramindo on August 15, 2002 and has consequently consolidated Pramindo from August 1, 2002 being the nearest convenient balance date.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	ACQUISITION OF KSO INVESTORS (continued)

b.	Pramindo (continued)

The allocation of the acquisition cost was as follows:

Rp
Purchase consideration - net of discount on promissory notes	3,338,653

Fair value of net assets acquired:
- Cash and cash equivalents	141,475
- Distributable KSO revenue receivable	187,468
- Other current assets	13,839
- Property, plant and equipment	1,807,338
- Intangible assets	2,752,267
- Other non-current assets	160,139
- Current liabilities	(284,120)
- Deferred tax liabilities	(1,115,645)
- Non-current liabilities	(620,146)

Fair value of net assets	3,042,615
Difference adjusted to equity for 13% Indosat’s ownership in Pramindo	296,038

Total purchase consideration	3,338,653

Net cash outflow on the acquisition of Pramindo amounted to Rp243,561 million.

The outstanding promissory notes before unamortized discount issued for the acquisition of Pramindo are presented as “Liabilities for acquisitions of subsidiaries” in the consolidated balance sheets as of June 30, 2003 amounted to Rp2,079,640 (US$221 million) (Note 28). As of June 30, 2004, the promissory notes has been paid subsequent to obtain of loan from ABN Amro Bank (Note 23).

c.	PT AriaWest International (“AWI”)

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI, the investor in KSO III, for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109,090,909 (Rp927,272 million), of which the present value at the discount rate of 5.16% at the closing date was estimated to be US$92,743,741 (Rp788,322 million). The promissory notes are to be paid in 10 equal semi-annual installments beginning July 31, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	ACQUISITION OF KSO INVESTORS (continued)

c.	PT AriaWest International (“AWI”) (continued)

The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Amount of cash and promissory notes given up	1,141,752

The Company’s consolidated results of operations include the operating results of AWI since July 31, 2003, the date of acquisition.

The outstanding promissory notes issued for the acquisition of AWI are presented as “Liabilities for acquisitions of subsidiaries” in the consolidated balance sheet as of June 30, 2004 (Note 28). As of June 30, 2004 the outstanding promissory notes, before unamortized discount, amounted to US$109,090,909 (Rp1,026,000 million).

The purchase price described above was based on third party appraisal. In addition, the Company also entered into a settlement agreement with AWI pursuant to which the Company and AWI irrevocably settled, discharged, and released claims and counterclaims in their ICC arbitration proceeding, and the Company agreed to pay a settlement amount of US$20,000,000.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	ACQUISITION OF KSO INVESTORS (continued)

d.	Advance payments for investments in shares of stock

	2003	2004
Dayamitra (Note 6a)	65,458	65,458
PIN	16,135	—
AWI	197,490	—

	279,083	65,458

Advance payment for investment in shares of AWI represented advance amounting to Rp197,490 million paid to the former stockholders of AWI upon the signing of the Conditional Sale and Purchase Agreement on May 8, 2002.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.	CASH AND CASH EQUIVALENTS

	2003	2004
Cash on hand	15,235	21,834

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	58,269	241,768
Bank Mandiri	124,867	41,120
Bank Rakyat Indonesia	3,468	27,449
Bank Pos Nusantara	1,987	2,595

Total	188,591	312,932

Foreign currencies
Bank Mandiri	45,394	55,145
Bank Negara Indonesia	9,470	1,390
Bank Rakyat Indonesia	4,874	576

Total	59,738	57,111

Total - related parties	248,329	370,043

Third parties
Rupiah
Citibank	20,271	2,417
Bank Bukopin	8,355	60,796
Bank Central Asia	7,013	4,977
Bank Niaga	54	1,225
ABN Amro Bank	48	99,751
Bank Danamon	—	112
Lippo Bank	75	3,379
Bank International Indonesia	6	11
Bank Buana Indonesia	1	193
Bank Muamalat Indonesia	—	76
Bank Mega	100	1,236
Deutsche Bank	232	10,477

Total	36,155	184,650

Foreign currencies
Citibank	2,060	2,706
Deutsche Bank	19,846	1,638
Standard Chartered Bank	115	97
ABN Amro Bank	41	30,986
Bank Internasional Indonesia	27	17
Bank Central Asia	93	71
Bank of Tokyo Mitsubishi	111	120

Total	22,293	35,635

Total - third parties	58,448	220,285

Total cash in banks	306,777	590,328

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.	CASH AND CASH EQUIVALENTS (continued)

	2003	2004
Time deposits
Related parties
Rupiah
Bank Mandiri	913,007	1,144,266
Bank Rakyat Indonesia	316,655	777,320
Bank Negara Indonesia	210,250	835,925
Bank Tabungan Negara	52,545	241,860

Total	1,492,457	2,999,371

Foreign currencies
Bank Mandiri	1,270,534	—
Bank Negara Indonesia	10,987	141,343

Total	1,281,521	141,343

Total - related parties	2,773,978	3,140,714

Third parties
Rupiah
Standard Chartered Bank	124,127	710,950
Bank Mega	73,621	86,606
Bank Bukopin	132,685	88,302
Bank Yudha Bhakti	2,000	—
Bank Niaga	1,000	44,337
Deutsche Bank	103,580	1,001,540
Bank Danamon	105	60,145
ABN Amro Bank	—	3,000
Bank NISP	—	69,449
Bank Bumiputera	—	18,303
Bank Tugu	40,000	14,500
Bank Jabar	—	70,449

Total	477,118	2,167,581

Foreign currencies
Standard Chartered Bank	—	526,363
Deutsche Bank	381,876	536,844

Total	381,876	1,063,207

Total - third parties	858,994	3,230,788

Total time deposits	3,632,972	6,371,502

Total cash and cash equivalents	3,954,984	6,983,664

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.	CASH AND CASH EQUIVALENTS (continued)

Range of interest rates per annum for time deposits is as follows:

	2003	2004
Rupiah	8.00% - 12.50%	4.75% - 6.5%
Foreign currencies	1.38% - 2.25%	0.60% - 0.75%

8.	TEMPORARY INVESTMENTS

	2003	2004
Time deposits
Related parties
Rupiah
Bank Mandiri	26,540	—
US Dollar
Bank Mandiri	62,119	—

	88,659	—
Third parties
Bank Danamon	—	16,460
Bank Mega	—	12,745
Bank Niaga	—	13,550

Total time deposits	88,659	42,755

Available-for-sale securities
Reksadana certificate	—	10,111

Total available-for-sale securities	—	10,111

Total temporary investments	88,659	52,866

Range of interest rates per annum for time deposits is as follows:

	2003	2004
Rupiah	12.25%	6.50% - 7.29%

The terms of time deposits range from 3 months to 1 year.

Reksadana certificate represent short term investment in mutual fund sertificate with fixed income amounted to Rp10 billion issued by PT Bahana TCW Investment Management, a related party. The Company will receive monthly dividend from the investment

Investments placed with related parties have similar interest rates, terms and conditions as those placed with third parties.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9.	TRADE ACCOUNTS RECEIVABLE

a.	By Debtor

Related parties:

	2003	2004
KSO Units	1,153,611	276,740
Government agencies	157,533	255,235
PT Mandara Selular Indonesia (formerly PT Mobile Selular Indonesia)	44,457	37,141
PT Citra Sari Makmur	82,343	21,693
PT Bakrie Telecom (formerly PT Radio Telepon Indonesia)	13,117	—
PT Komunikasi Selular Indonesia*	14,612	—
PT Metro Selular Nusantara*	5,126	—
PT Patra Telekomunikasi Indonesia	7,889	11,540
PT Aplikanusa Lintasarta	13,757	4,279
PT Telesera	19,676	—
Other	2,581	3,781

Total	1,514,702	610,409
Allowance for doubtful accounts	(150,050)	(142,263)

Net	1,364,652	468,146

*	no longer related parties in 2004

Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

Third parties:

	2003	2004
Residential and business subscribers	2,317,259	3,008,667
Overseas international carriers	59,098	90,854
Others	58,296	77,634

Total	2,434,653	3,177,155
Allowance for doubtful accounts	(331,832)	(485,479)

Net	2,102,821	2,691,676

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9.	TRADE ACCOUNTS RECEIVABLE (continued)

b.	By Age

Related parties:

	2003	2004
Up to 6 months	394,470	419,736
7 to 12 months	441,170	44,757
13 to 24 months	317,213	29,686
More than 24 months	361,849	116,230

Total	1,514,702	610,409
Allowance for doubtful accounts	(150,050)	(142,262)

Net	1,364,652	468,146

Third parties:

	2003	2004
Up to 3 months	2,102,821	2,691,676
More than 3 months	331,832	485,479

Total	2,434,653	3,177,155
Allowance for doubtful accounts	(331,832)	(485,479)

Net	2,102,821	2,691,676

c.	By Currency

Related parties

	2003	2004
Rupiah	1,451,605	490,765
United States Dollar	63,097	119,644

Total	1,514,702	610,409
Allowance for doubtful accounts	(150,050)	(142,263)

Net	1,364,652	468,146

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9.	TRADE ACCOUNTS RECEIVABLE (continued)

c.	By Currency (continued)

Third parties

	2003	2004
Rupiah	2,421,664	3,097,913
United States Dollar	12,989	79,242

Total	2,434,653	3,177,155
Allowance for doubtful accounts	(331,832)	(485,479)

Net	2,102,821	2,691,676

d.	Movements in the allowance for doubtful accounts

	2003	2004
Beginning balance	502,989	443,892
Additions	54,374	218,196
Bad debts write-off	(75,481)	(34,347)

Ending balance	481,882	627,741

Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.

Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	INVENTORIES

	2003	2004
Components:
Telephone terminals and spare parts	36,151	25,358
Cable and transmission installation spare parts	15,224	1,540
Other spare parts	13,311	13,603

Total	64,686	40,501
Allowance for obsolescence	(25,794)	(12,835)

Net	38,892	27,666

Modules:
Cable and transmission installation spare parts	56,031	55,922
Telephone terminals and spare parts	39,176	37,592
Other spare parts	272	272

Total	95,479	93,786
Allowance for obsolescence	(22,851)	(28,855)

Net	72,628	64,931

SIM cards and prepaid voucher blanks	45,304	47,383
Allowance for obsolescence	(626)	(336)

Net	44,678	47,047

Total	156,198	139,644

Movements in the allowance for obsolescence are as follows:

	2003	2004
Beginning balance	53,795	40,489
Additions	2,581	2,265
Inventory write-off	(7,105)	(728)

Ending balance	49,271	42,026

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

At June 30, 2004, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$750,000. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PREPAID EXPENSES

	2003	2004
Pension cost (Note 46)	186,792	229,323
Rental	383,279	203,210
Salary	165,091	112,743
Insurance	16,318	18,943
Other	27,625	128,679

Total	779,105	692,898

12.	OTHER CURRENT ASSETS

This account consists of time deposits and restricted funds at the following banks:

	2003	2004
Bank Mandiri	22,009	162,114
Deutsche Bank and Citibank	81,314	1,188

Total	103,323	163,302

a.	Bank Mandiri

As of June 30, 2003, the balance consists of the Company’s time deposits of US$4,600,000 pledged as collateral for credit facility obtained by Napsindo.

As of June 30, 2004, the balance consists of the Company’s time deposits of US$13,795,660 (Rp129,334 million) pledged as collateral for credit facility obtained by Napsindo (Note 23a) and Rp32,780 million pledged as collateral for bank guarantees.

b.	Deutsche Bank and Citibank

As of June 30, 2003, the balance consists of Telkomsel’s security deposits in Deutsche Bank and Citibank totaling Rp81,314 million for letter of credit facilities (Note 23b), As of June 30, 2004, the balance consists of Telkomsel’s deposits in Citibank in relation to the office rental.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	LONG-TERM INVESTMENTS

	2003
	Percentage			Equity in
	of	Opening	Addition /	net income	Translation	Ending
	ownership	balance	(deduction)	(loss)	adjustment	balance
Equity method:
PT Citra Sari Makmur	25.00	62,270	(2,158)	979	(5,035)	56,056
PT Telekomindo Selular Raya	100.00	26,642	(918)	—	—	25,724
PT Metro Selular Nusantara	20.17	16,307	2	—	—	16,309
PT Patra Telekomunikasi Indonesia	30.00	12,843	—	3,381	—	16,224
PT Napsindo Primatel International	32.00	4,693	(4,693)		—	—
PT Multimedia Nusantara	31.00	1,928	(1,928)	—	—	—
PT Mandara Selular Indonesia	25.00	—	—	—	—	—
PT Pasifik Satelit Nusantara	22.57	—	—	—	—	—

		124,683	(9,695)	4,360	(5,035)	114,313

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Komunikasi Selular Indonesia	14.20	57,570	—	—	—	57,570
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Medianusa Pte. Ltd.	9.44	108	—	—	—	108

		58,464	—	—	—	58,464

		183,147	(9,695)	4,360	(5,035)	172,777

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	LONG-TERM INVESTMENTS (continued)

	2004
	Percentage			Equity in
	of	Opening	Addition /	net income	Translation	Ending
	ownership	balance	(deduction)	(loss)	adjustment	balance
Equity method:
PT Citra Sari Makmur	25.00	52,422	—	1,829	7,846	62,097
PT Patra Telekomunikasi Indonesia	30.00	11,332	—	995	—	12,327
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		63,754	—	2,824	7,846	74,424

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	7.44	—	—	—	—	—
Medianusa Pte. Ltd.	9.44	108	—	—	—	108

		894	—	—	—	894

		64,648	—	2,824	7,846	75,318

On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement (“KMT-IP share-swap transaction”) in which the Company delivered its 14.20% outstanding shares in PT Komunikasi Selular Indonesia (“Komselindo”), its 20.17% outstanding shares in PT Metro Selular Nusantara (“Metrosel”), and its 100% outstanding shares in PT Telekomindo Selular Raya (“Telesera”) to CPSC. In return, CPSC delivered its 30.58% outstanding shares in PT Indonusa Telemedia (“Indonusa”), 21.12% outstanding shares in PT Pasifik Satelit Nusantara (“PSN”) under certain terms and paid cash of Rp5,398 million to the Company.

From the KMT – IP share-swap transaction, the Company recognized a loss of Rp47.3 billion being the difference between the fair value of assets received and the carrying amount of the Company’s investments given to CPSC, and reversal of difference due to change of equity in Metrosel previously recognized directly in equity.

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	LONG-TERM INVESTMENTS (continued)

c.	PT Telekomindo Seluler Raya (“Telesera”)

In 2001, the Minister of Justice and Human Rights approved the corporate restructuring of PT Telekomindo Primabhakti (“Telekomindo”), an associated company engaged in the construction and development of telecommunications facilities. Pursuant to the restructuring, Telekomindo’s authorized and paid-up capital was reduced and the capital reduction became the paid-up capital of two new companies: PT Telekomindo Media Informatika (“TMI”) and PT Griya Insani Primabhakti (“GIP”).

Based on a share-swap agreement dated December 5, 2001 among the Company, PT Rajawali Corporation (“RC”), Telekomindo and TMI, the parties agreed on the following:

•	The Company sold its investments in Telekomindo, TMI and GIP to RC for Rp101,838 million and recognized a gain of Rp101,838 million.

•	TMI sold its investments in PT Telekomindo Selular Raya (“Telesera”) and the fixed assets of PT Multisaka Mitra (“MSM”) to the Company for Rp87,907 million and Rp17,442 million, respectively.

This transaction resulted in the Company owning 69.77% shares of Telesera as of December 31, 2001. In 2002, the Company acquired the remaining 30.23% interest in Telesera from Dana Pensiun Telkom for Rp38,093 million. In 2002, the Company also recognized a loss of Rp101,000 million to write down the carrying amount of this investment to net asset value. As of December 31, 2002, the carrying amount of this investment was Rp26,642 million.

On August 8, 2003, the Company exchanged its investment in Telesera to CPSC.

d.	PT Metro Selular Nusantara (“Metrosel”)

Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya.

On May 30, 2002, Metrosel made an equity call. The Company made additional capital contributions amounting to Rp13,513 million to maintain its ownership in Metrosel at 20.17%.

On August 8, 2003, the Company exchanged its investment in Metrosel to CPSC.

e.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

In 2001, Management decided to recognize the decline in value of this investment due to the financial condition of PSN.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	LONG-TERM INVESTMENTS (continued)

e.	PT Pasifik Satelit Nusantara (“PSN”) (continued)

On August 8, 2003, as a result of share-swap transaction with CPSC, the Company interest in PSN effectively increased to 43.69%.

In 2003, PSN entered into a negotiation with its current creditors to restructure its debts. Up to the date of this report, the debt restructuring has not yet been effective.

f.	PT Menara Jakarta (“MJ”)

MJ was engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ’s construction projects at the end of 1997. The value of this investment has been reduced to nil.

On April 8, 2003, the Company exchanged all its shares in MJ to PT Indocitra Grahabawana (“Indocitra”) for Indocitra’s 69% ownership interest in Metra (Note 1c).

g.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

h.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

i.	Medianusa Pte. Ltd.

Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories.

j.	PT Komunikasi Selular Indonesia (“Komselindo”)

Komselindo is a joint venture between the Company and PT Elektrindo Nusantara (“Elektrindo”), and is engaged in providing analog mobile cellular services. These services were previously provided by the Company under a revenue-sharing arrangement with Elektrindo.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	LONG-TERM INVESTMENTS (continued)

j.	PT Komunikasi Selular Indonesia (“Komselindo”) (continued)

Based on the Deed of Komselindo’s Stockholders Extraordinary General Meeting No. 110 dated October 10, 2000, which was notarized by Ny. R. Arie Soetardjo, S.H., the Company agreed to the conversion of Rp92,750 million of receivables from Komselindo into equity in order to maintain a 35% ownership interest.

In 2001, the Company recorded the conversion of the receivables into equity and recognized a loss upon the write-down of the new carrying amount of the investment amounting to Rp92,750 million.

On August 30, 2002, Komselindo’s stockholders through an Extraordinary Stockholders Meeting approved the equity call for debt restructuring which was included in the Settlement Agreement and the Settlement, Termination and Release Agreement dated August 30, 2002. The Company released and waived its pre-emptive right to subscribe newly issued shares resulting in the dilution of the Company’s ownership in Komselindo to 14.20%.

This debt restructuring transaction resulted in a net equity of Komselindo amounting to Rp405,421 million. As of December 31, 2002, the Company recorded its 14.20% interest in Komselindo at its net equity value of Rp57,570 million.

On August 8, 2003, the Company sold its investment in Komselindo to CPSC.

k.	PT Mandara Selular Indonesia (formerly PT Mobile Selular Indonesia, “Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

On July 28, 2003, Mobisel’s stockholders agreed to a restructuring program which included a debt to equity conversion of Mobisel’s interconnection payables to the Company, and an equity investment by a new stockholder. The debt conversion was completed in August 2003 which resulted in dilution of the Company’s interest to 7.44%.

As of December 31, 2003, the value of investment has been reduced to nil.

Subsequently, in January 2004, the Company’s ownership interest was further diluted to 6.4% following the debt to equity in conversion of Mobile’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				June 30,
	2003	Additions	Deductions	Reclassifications	2003
At cost or revalued amounts:
Direct ownership
Land	267,933	28,831	(25)	2,375	299,114
Buildings	1,658,390	3,289	(28,226)	38,512	1,671,965
Switching equipment	9,629,203	24,990	—	4,136,376	13,790,569
Telegraph, telex and data communication equipment	206,667	—	—	(10,614)	196,053
Transmission installation and equipment	10,340,314	604	(2,614)	(1,109,495)	9,228,809
Satellite, earth station and equipment	5,798,011	6,865	—	235,139	6,040,015
Cable network	13,122,336	165,033	(28,127)	687,804	13,947,046
Power supply	1,032,534	3,506	(1,358)	30,827	1,065,509
Data processing equipment	2,739,837	11,147	(60)	140,032	2,890,956
Other telecommunications peripherals	681,363	25,600	(21)	(165,699)	541,243
Office equipment	639,682	6,083	(811)	29,708	674,662
Vehicles	187,353	770	(400)	4,169	191,892
Other equipment	87,370	11,076	(23)	20,442	118,865
Property under construction:
Buildings	42,913	49,714	—	(43,467)	49,160
Switching equipment	348,286	874,995	—	(1,158,902)	64,379
Transmission installation and equipment	139,499	1,915,233	—	(2,041,398)	13,334
Satellite, earth station and equipment	264,029	222,528	—	(258,874)	227,683
Cable network	115,420	836,534	—	(593,193)	358,761
Power supply	5,715	6,929	—	(10,922)	1,722
Data processing equipment	10,807	135,992	—	(139,719)	7,080
Other telecommunications peripherals	13,649	6,431	—	(5,664)	14,416
Leased assets
Vehicles	3,640	—	—	(3,640)	—

Total	47,334,951	4,336,150	(61,665)	(216,203)	51,393,233

Accumulated depreciation:
Direct ownership
Buildings	736,997	52,604	(28,226)	1,624	762,999
Switching equipment	4,569,287	476,124	—	573,935	5,619,346
Telegraph, telex and data communication equipment	202,043	732	—	(3,020)	199,755
Transmission installation and equipment	3,183,736	577,589	—	(589,193)	3,172,132
Satellite, earth station and equipment	2,001,671	95,642	(2,614)	99,431	2,194,130
Cable network	5,286,209	1,426,963	(10,564)	(6,160)	6,696,448
Power supply	724,985	34,017	(1,358)	3,066	760,710
Data processing equipment	990,054	217,189	(83)	226	1,207,386
Other telecommunications peripherals	499,093	16,897	(21)	(109,752)	406,217
Office equipment	460,518	25,199	(661)	9,774	494,830
Vehicles	167,226	6,311	(420)	1,600	174,717
Other equipment	63,020	8,442		17,516	88,978
Leased assets
Vehicles	1,506	—		(1,506)	—

Total	18,886,345	2,937,709	(43,947)	(2,459)	21,777,648

Net Book Value	28,448,606				29,615,586

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				June 30,
	2004	Additions	Deductions	Reclassifications	2004
At cost or revalued amounts:
Direct ownership
Land	298,964	9,207	(2,385)	—	305,786
Buildings	1,819,095	3,491	(643)	70,274	1,892,217
Switching equipment	10,473,392	41,205	(2,949)	45,917	10,557,565
Telegraph, telex and data communication equipment	199,314	—	—	—	199,314
Transmission installation and equipment	16,818,179	50,305	(527,293)	2,305,619	18,646,810
Satellite, earth station and equipment	6,209,827	1,721	(163,490)	263,103	6,311,161
Cable network	15,488,797	9,263	(144,916)	92,026	15,445,170
Power supply	1,149,458	1,869	(2,869)	19,966	1,168,424
Data processing equipment	3,252,667	200,226	(21,787)	29,730	3,460,836
Other telecommunications peripherals	735,188	—	(363)	145	734,970
Office equipment	660,491	34,622	(543)	3,485	698,055
Vehicles	187,853	196	(4,004)	26	184,071
Other equipment	107,573	359	(4,835)	7,117	110,214
Property under construction:
Buildings	54,888	68,384	—	(63,282)	59,990
Switching equipment	158,056	2,221	—	(9,265)	151,012
Transmission installation and equipment	93,907	2,082,323	—	(1,929,664)	246,566
Satellite, earth station and equipment	607,172	229,917	—	—	837,089
Cable network	14,524	862,025	—	(719,225)	157,324
Power supply	106	5,225	—	(322)	5,009
Data processing equipment	10,526	37,057	—	(23,764)	23,819
Other telecommunications peripherals	16,483	182	—	(1,890)	14,775
Leased assets
Vehicles	239	—	—	—	239

Total	58,356,699	3,639,798	(876,077)	89,996	61,210,416

Accumulated depreciation:
Direct ownership
Buildings	812,319	55,201	(530)	2,986	869,976
Switching equipment	5,266,488	313,495	(667)	29,261	5,608,577
Telegraph, telex and data communication equipment	194,249	475	—	—	194,724
Transmission installation and equipment	4,956,895	1,314,932	(473,176)	20,739	5,819,390
Satellite, earth station and equipment	2,158,379	75,183	(163,490)	—	2,070,072
Cable network	6,613,281	656,296	(3,555)	9,837	7,275,859
Power supply	797,925	44,102	(382)	3,276	844,921
Data processing equipment	1,469,816	244,438	—	544	1,714,798
Other telecommunications peripherals	572,190	38,508	(20,977)	36	589,757
Office equipment	497,467	24,207	(532)	(37)	521,105
Vehicles	173,134	1,998	(3,984)	—	171,148
Other equipment	69,302	6,953	—	—	76,255
Leased assets
Vehicles	114	—	—	—	114

Total	23,581,559	2,775,788	(667,293)	66,642	25,756,696

Net Book Value	34,775,140				35,453,720

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2003	2004
Proceeds from sale of property, plant and equipment	56,326	3,704
Net book value	88	2,027

Gain on sale	56,238	1,677

Interest capitalized to property under construction amounted to Rp11,462 million and Rp nil during six months period ended June 30, 2003 and 2004, respectively.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2004-2032. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

Some of the Company’s land of 330,690 sqm is still under the name of other parties including, among others, the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

The estimated date of completion of assets under construction is up to January 2005. Management believes that there is no impediment to the completion of the construction in progress.

As of June 30, 2004, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurance companies against fire, theft and other specified risks for a coverage of Rp22,518,012 million and US$1,982,291,950. In addition, the Palapa B4 and Telkom-1 satellites are insured for US$59,456,265. Management believes that the insurance coverage is adequate.

For the six months period ended June 30, 2004, Telkomsel accelerated the depreciation of IN hardware amounted to Rp 205 billion due to modernization of equipment, and then written off its related carrying cost as well as accumulated depreciation amounted to Rp 395.4 billion.

Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 27, 29 and 30).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT UNDER JOINT OPERATION SCHEME

Set forth below are the Company’s property, plant and equipment (included in Note 14 above) that are being managed, operated and maintained by the KSOs:

	2003	2004
Land	59	201
Buildings	111,819	170,598
Switching equipment	546,745	554,272
Telegraph, telex and data communication equipment	26,344	26,344
Transmission installation and equipment	262,606	267,430
Satellite, earth station and equipment	50,420	50,420
Cable network	621,848	692,109
Power supply	76,001	89,696
Data processing equipment	31,542	32,630
Other telecommunications peripherals	40,402	—
Office equipment	17,656	30,737
Vehicles	10,053	10,143
Other equipment	326	326
Property under construction	58,856	3,322

Total cost	1,854,677	1,928,228
Accumulated depreciation	(1,311,823)	(1,474,185)

Net book value	542,854	454,043

The fixed assets under joint operation scheme decreased in 2003 due to the acquisition and consolidation of AWI, the investor in KSO III (Note 6c).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				June 30,
	2003	Additions	Deductions	Reclassifications	2003
At cost:
Land	3,160	—	—	—	3,160
Buildings	23,727	—	—	—	23,727
Switching equipment	623,757	—	5,897	(3,256)	626,398
Transmission installation and equipment	107,558	—	9,416	(5,115)	111,859
Cable network	333,188	—	—	—	333,188
Other telecommunications peripherals	129,196	—	2,211	(500)	130,907

Total	1,220,586	—	17,524	(8,871)	1,229,239

Accumulated depreciation:
Land	1,278	80	—	—	1,358
Buildings	10,411	593	—	—	11,004
Switching equipment	360,637	21,871	5,897	(3,256)	385,149
Transmission installation and equipment	95,198	4,651	9,416	(5,115)	104,150
Cable network	246,244	14,332	—	—	260,576
Other telecommunications peripherals	129,196	—	2,211	(500)	130,907

Total	842,964	41,527	17,524	(8,871)	893,144

Net Book Value	377,622				336,095

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

	January 1,				June 30,
	2004	Additions	Deductions	Reclassifications	2004
At cost:
Land	3,160	15,811	—	—	18,971
Buildings	20,255	103,601	—	(7,058)	116,798
Switching equipment	537,890	821,754	—	(47,470)	1,312,174
Transmission installation and equipment	93,028	589,473	—	(20,739)	661,762
Cable network	318,381	1,229,241	—	(11,454)	1,536,168
Other telecommunications peripherals	123,972	13,495	—	(3,276)	134,191

Total	1,096,686	2,773,375	—	(89,997)	3,780,064

Accumulated depreciation:
Land	1,449	66	—	—	1,515
Buildings	9,804	3,568	—	(3,529)	9,843
Switching equipment	341,525	61,906	—	(31,462)	371,969
Transmission installation and equipment	89,720	28,438	—	(20,739)	97,419
Cable network	225,175	107,697	—	(7,636)	325,236
Other telecommunications peripherals	123,972	2,276	—	(3,276)	122,972

Total	791,645	203,951	—	(66,642)	928,954

Net Book Value	305,041				2,851,110

In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

The unearned income on revenue-sharing arrangements is as follows:

	2003	2004
Gross amount	1,096,686	3,870,061

Accumulated amortization:
Beginning balance	(1,077,789)	(984,954)
Addition (Note 39)	(42,353)	(193,490)
Deduction	137,243	15,056

Ending balance	(982,899)	(1,163,388)

Net	113,787	2,706,673

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

17.	INTANGIBLE ASSETS

	2003	2004
Intangible assets	3,582,506	4,769,654
License - net	6,221	—

Net	3,588,727	4,769,654

Movement of intangible assets during 2003 and 2004 is as follows:

	2003
	Intangible Assets			Goodwill
	Dayamitra	Pramindo	AWI	GSD	Total
Beginning balance	1,161,428	2,658,050	—	72,667	3,892,145
Additions	—	—	—	—	—
Amortization	(114,487)	(184,518)	—	(10,635)	(309,640)

Ending balance	1,046,942	2,473,532	—	62,032	3,582,506

	2004
	Intangible Assets			Goodwill
	Dayamitra	Pramindo	AWI	GSD	Total
Beginning balance	932,455	2,289,014	1,871,184	51,397	5,144,050
Additions	—	—	—	—	—
Amortization	(66,604)	(163,501)	(133,656)	(10,635)	(374,396)

Ending balance	865,851	2,125,513	1,737,528	40,762	4,769,654

The intangible assets resulted from the acquisitions of Dayamitra, Pramindo and AWI, and represent the right to operate the business in the KSO areas. Goodwill resulted from the acquisition of GSD (Note 1c).

The license represented the Nationwide DCS 1800 Operations and License for Nationwide DCS 1800 Radio Frequency Spectrum Utilization held by Telkomsel which was fully amortized in 2003.

18.	ESCROW ACCOUNTS

Escrow accounts consist of the following:

	2003	2004
Citibank N.A., Singapore	118,660	618,175
JP Morgan Chase Bank	167,495	—
Bank Mandiri	—	6,123

	286,155	624,298

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

18.	ESCROW ACCOUNTS (continued)

a.	Citibank N.A., Singapore

1)	This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 6a).

In accordance with the Escrow Agreement, the Company made the first installment payment of US$14,343,750 on May 17, 2001. Further monthly installments of US$6,250,000 for twenty four months are required by the agreement. The Company is also obliged to make additional installment payments necessary to settle the obligation on the due dates and to maintain a minimum balance of US$14,343,750.

The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied.

2)	This escrow account also consist the Company’s account with Citibank N.A., Singapore (“CDMA Samsung Project Agent”) to facilitate payment of the Company’s loan to Korean Exim Bank.

In accordance with the Escrow Agreement, each disbursements from Korean Exim should be put into escrow account and will be paid to Samsung based on request of payment from Telkom. The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds.

b.	JP Morgan Chase Bank

This escrow account with JP Morgan Chase Bank (“Pramindo Escrow Agent”) was established to facilitate the settlement of the Company’s obligations under its Conditional Sale and Purchase Agreement for the acquisition of Pramindo (Note 6b).

In accordance with the Escrow Agreement, the Company will make installment payments of US$12,800,000 for eleven months and US$15,000,000 for sixteen months. The first installment was due on October 1, 2002.

The escrow account earns interest at LIBOR minus 0.4% per annum, which is computed on a daily basis. The interest income earned will be included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Pramindo transaction are satisfied.

c.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 27f).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	TRADE ACCOUNTS PAYABLE

	2003	2004
Related parties
Payables to other telecommunications carriers	98,267	271,497
Concession fees	192,448	349,285
Purchases of equipment, materials and services	41,636	52,845
Others	100,458	94,351

Total	432,809	767,978

Third parties
Purchases of equipment, materials and services	1,485,610	2,387,315
Payables related to revenue-sharing arrangements	79,240	126,423
Payables to other telecommunication providers	34,136	120,113

Total	1,598,986	2,633,851

Total	2,031,795	3,401,829

Trade accounts payable by currency are as follows:

	2003	2004
Rupiah	1,680,780	2,197,961
U.S. Dollars	319,943	1,186,786
Euro	9,530	15,390
Japanese Yen	18,363	23
Great Britain Pound Sterling	3,059	1,495
Singapore Dollars	120	174

Total	2,031,795	3,401,829

20. ACCRUED EXPENSES

	2003	2004
Early retirement benefits	322,622	84,598
Salaries and employee bonuses	453,219	592,796
Interest and bank charges	177,779	343,677
General, administrative and marketing	181,083	385,338
Operations, maintenance and telecommunications services	217,165	480,263
Other	45	925

Total	1,351,912	1,887,597

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.	UNEARNED INCOME

	2003	2004
Prepaid pulse reload vouchers	415,819	729,412
Telephone directory	163,880	2,211
Other telecommunication services	11,625	9,235
Other	6,240	6,011

Total	597,564	746,869

22.	ADVANCES FROM CUSTOMERS AND SUPPLIERS

Represent security deposits received from customers related to services and performance guarantee deposits from suppliers related to procurement contracts.

23.	SHORT-TERM BANK LOANS

	2003	2004
Bank Mandiri	—	41,946
ABN Amro Bank	—	731,649

Total	—	773,595

On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri amounting to US$1,800,000 for a one–year term. The loan is secured with the Company’s time deposits (Note 12) with interest rate at 2% above the pledged time deposits interest rate (i.e. 3% as of December 31, 2003). On November 11, 2003, the facility was extended until August 28, 2004. On April 24, 2003, Napsindo obtained a new loan from Bank Mandiri amounting to US$2,660,000 for a one–year term. The loan is secured by the Company’s time deposits and bears interest at 2% above the pledged time deposits interest rate. The facility can be extended upon approval by the Company. Subsequently, on May 4, 2004, this loan facility was extended for another one-year term and will expire on April 24, 2005. As of June 30, 2004, principal outstanding under these facilities amounted to US$4,460,000 (Rp41,946 million).

On January 28, 2004, the Company signed a short-term loan agreement with ABN-AMRO Bank NV Jakarta Branch (“ABN-AMRO”) in the amount of approximately US$130,000,000. The loan was used to re-purchase the outstanding promissory notes on March 15, 2004 which were issued for the acquisition of the Pramindo (Note 6b). The loan and interest is payable to ABN-AMRO in 10 monthly installments from March 2004 to December 2004. The loan bears floating interest rate of LIBOR + 2.75%. The outstanding loan as of June 30, 2004 amounted to Rp731,649 million (US$77,793,573).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	MATURITIES OF LONG-TERM LIABILITIES

a.	Current maturities

	Notes	2003	2004
Two-step loans	25	884,167	887,768
Bank loans	27	170,627	1,005,189
Liabilities for acquisitions of subsidiaries	28	456,457	205,200
Suppliers’ credit loans	29	319,426	—
Bridging loan	30	51,336	—
Other		599	—

Total		1,882,612	2,098,157

b.	Long-term portion

			(In billions of Rupiah)
	Notes	Total	2005	2006	2007	2008	Later
Two-step loans	25	6,750.8	495.3	810.9	691.0	615.8	4,137.8
Guaranteed notes	26	759.0	—	—	759.0	—	—
Bonds	26	983.9	—	—	983.9	—	—
Bank loans	27	2,569.8	999.4	903.8	492.3	174.3	—
Liabilities for acquisitions of subsidiaries	28	718.3	—	205.2	205.2	205.2	102.7
Other long-term debt		9.1	—	—	—	—	9.1

Total		11,790.9	1,494.7	1,919.9	3,131.4	995.3	4,249.6

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of draw-down. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The details of the two-step loans are as follows:

Currencies	Interest Rate		Outstanding
	2003	2004	2003	2004
Overseas banks	2.95%-17.51%	3.00%-13.25%	7,574,950	7,226,865
Consortium of contractors	3.20%-17.51%	2.20%-13.25%	259,425	411,689

Total			7,834,375	7,638,554
Current maturities			(884,167)	(887,767)

Long-term portion			6,950,208	6,750,786

Details of two-step loans obtained from overseas banks as of June 30, 2003 and 2004 are as follows:

Currencies	Interest Rate		Outstanding
	2003	2004	2003	2004
U.S. Dollars	3.85%-8.70%	4.00%-7.69%	3,100,572	3,076,589
Rupiah	12.00%-17.51%	7.33%-8.45%	3,316,678	2,600,506
Japanese Yen	2.95%	3.10%	1,218,473	1,360,152
Euro	7.18%-8.30%	6.69%-13.25%	198,652	189,618

Total			7,834,375	7,226,865

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and they are due on various dates until 2025.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.	TWO-STEP LOANS (continued)

Details of two-step loans obtained from a consortium of contractors as of June 30, 2003 and 2004 are as follows:

	Interest Rate		Outstanding
Currencies	2003	2004	2003	2004
Rupiah	13.25%-17.51%	9.69%-13.25%	129,455	282,079
Japanese Yen	3.20%	3.20%	129,970	129,610

Long-term portion			259,425	411,689

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and they are due on various dates until March 15, 2015.

Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date, plus 1%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of June 30, 2004, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.

The Company should maintain financial ratios as follows:

a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originally from World Bank and ADB, respectively.

As of June 30, 2004, the Company complied with the above mentioned ratios.

26.	GUARANTEED NOTES AND BONDS

	2003	2004
Guaranteed Notes	1,242,750	759,038
Bonds	1,000,000	983,921

	2,242,750	1,742,959

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	GUARANTEED NOTES AND BONDS (continued)

a.	Guaranteed Notes

In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150,000,000 Guaranteed Notes (“Notes”) which are guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007. The trustee of the Notes is Deutsche Bank Trustees (Hongkong Limited) and the custodian is Deutsche Bank AG, Hongkong Branch.

On April 23, 2002, TSFL entered into subscription agreements with UBS AG (“UBS”) whereby UBS agreed to subscribe and pay for the Notes at an issue price equal to 99.709% of the principal amount of the Notes, less any fees. TSFL has further authorized UBS to have the Notes listed on the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”).

Based on the “On-Loan Agreement” dated April 30, 2002, between Telkomsel and TSFL, the proceeds from the subscription of the Notes were lent to Telkomsel at an interest rate of 9.765% per annum, payable on the same terms as above.

On September 8, 2003, the agreement was amended such that if any Notes are cancelled, the principal amount of the outstanding loan will be reduced by the principal amount of the Notes cancelled.

TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued up to the redemption date. If only parts of the Notes are redeemed, the principal amount of the Notes outstanding after such redemption must be at least US$100,000,000.

Up to June 30, 2004, Telkomsel purchased US$69,233,000 (equivalent to Rp651,829 million) of the Notes from Deutsche Bank.

The current rating for the Notes issued by Standard and Poors is B+ and by Fitch is B+.

As of June 30, 2003 and 2004, the outstanding principal amount of the Notes and the unamortized discount are as follows:

	2003		2004
	Foreign currency	Rupiah	Foreign currency	Rupiah
	US$	equivalent	US$	equivalent
Principal	150,000,000	1,336,200	80,767,000	760,421
Discount	(389,468)	(93,450)	(146,932)	(1,383)

Net	149,610,532	1,242,750	80,620,068	759,038

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) JUNE 30,
2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	GUARANTEED NOTES AND BONDS (continued)

b.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 15, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas.

The current rating for the bonds issued by Pefindo is AAA and by Standard and Poors is B+.

As of June 30, 2003 and 2004, the outstanding principal amount of the bonds and the unamortized discount are as follows:

	2003	2004
Principal	1,000,000	1,000,000
Discount	(21,365)	(16,079)

Net	978,635	983,921

During the period when the bonds are outstanding, the Company should comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:

1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:

a.	3:1 for the period of January 1, 2002 to December 31, 2002

b.	2.5:1 for the period of January 1, 2003 to December 31, 2003

c.	2:1 for the period of January 1, 2004 to the redemption date of the bonds

3.	Debt to EBITDA ratio should not exceed 3:1

As of June 30, 2004, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	BANK LOANS

The details of long-term bank loans as of June 30, 2003 and 2004 are as follows:

			2003		2004
			Outstanding		Outstanding
			Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in million)	(in million)	equivalent	(in million)	equivalent
Group of lenders	US$	196.970	—	—	147.659	1,388,746
Citibank N.A.	EUR	73.365	39.798	377,127	58.692	668,164
	US$	114.883	8.354	78,905	74.862	704,510
Bank Central Asia	Rp	173,000.000	—	25,905	—	157,801
Deutsche Bank	Rp	108,817.711	—	—	—	25,125
Bank Finconesia	Rp	31,767.818	—	—	—	15,884
Bank Mandiri	Rp	82,425.262	—	—	—	63,233
Syndicated banks	Rp	90,000.000	—	47,350	—	21,175
	US$	4.000	2.932	21,329	1.152	10,834
Bank Niaga	Rp	565.000	—	—	—	390
The Eport-Import Bank of Korea	US$	123.965	—	—	40.491	380,818
Bukopin	Rp	150,000.000	—	—	—	138,316

Total				550,616		3,574,996
Current maturities of bank loans				(170,627)		(1,005,189)

Long-term portion				379,989		2,569,807

a.	Group of lenders

AWI had a loan of US$270,935,729 from a group of lenders (the “lenders”) before it was 100% acquired by the Company on July 31, 2003. Based on the Conditional Sale and Purchase Agreement related to the acquisition, the Company assumed the loan by repaying US$73,965,454 and entering into a credit agreement with the lenders to finance the remaining outstanding balance of the loan amounting to US$196,970,275, with JP Morgan Chase Bank, Hong Kong office, as the facility agent. This loan bears an interest at LIBOR plus 3.5% per annum (i.e., 4.65% as of December 31, 2003), net of 10% withholding tax. The Company must pay an annual facility agent fee of US$75,000. The loan is repayable in 8 semi-annual installments beginning on December 31, 2003 with the first through the seventh installment of US$24,655,151 and final installment of US$24,384,218.

b.	Citibank N.A.

1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Arranger” and “Agent”) covering a total facility of EUR 76,195,313 which is divided into several tranches.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	BANK LOANS (continued)

b.	Citibank N.A. (continued)

1.	Hermes Export Facility (continued)

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73,365,093, availability period and the repayment dates.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.98% as of June 30, 2004). Interest is payable semi-annually, starting on the utilization date of the Facility.

In addition to the interest, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by Hermes in favor of Telkomsel for each loan utilization amounting to EUR 6,089,149, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

The total amount drawn down from the Facility up to June 30, 2004 amounted to EUR73,365,093 (equivalent to Rp835,205 million). As of June 30, 2004, the outstanding balance was EUR58,692 thousand.

2.	High Performance Backbone (“HP Backbone”) Loans

a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“arranger”) and Citibank International plc (“agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“lender” and “guarantor”), providing a total facility of US$23,400,000.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” referred to above.

The lender required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance.

As of June 30, 2004, the outstanding loan was US$16,450,318. The loan is payable in ten semi-annual installments beginning in July 2004.

Amounts drawn from the facility bear interest at LIBOR plus 0.75%.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	BANK LOANS (continued)

b.	Citibank N.A. (continued)

2.	High Performance Backbone (“HP Backbone”) Loans (continued)

c.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as an arranger) and Citibank International Plc (as an agent), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21,000,000. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

This facility was secured by the Company’s property under construction pursuant to the Partnership Agreement.

Amounts drawn from the facility bear fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning December 2003. Total principal outstanding as of June 30, 2004 was US$14,846,024.

The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person. As of June 9, 2004, the Company has obtained a written waiver from Citibank International Plc with regard to entering into the AWI loan (Note 6c and 27a).

3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 55b), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (as “Arranger” and “Agent”) covering a total facility amount of US$70,483,426 which is divided into several tranches.

The agreement was subsequently amended on October 15, 2003, amending availability period and the first repayment date.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.27% as of December 31, 2003). The interest charge will be paid semi annually, starting on the utilization date of the Facility.

In addition to the interest, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for each loan utilization amounting to US$4,244,793, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

The total amount drawn down from the Facility up to June 30, 2004 amounted to US$49,185,245 (Rp463,079 million). As of June 30, 2004, the outstanding balance was US$43,565,402.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	BANK LOANS (continued)

c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.

Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (i.e., 11.6% as of December 31, 2003). The loans are payable in twelve quarterly installments beginning January 2004. The loan will mature in October 2006.

Total principal outstanding as of June 30, 2004 were Rp157,801 million, respectively.

The loan facility from Bank Central Asia is not collateralized.

The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any guarantee or collateralize its assets for an amount exceeding US$2 million or its equivalent. As of June 23, 2004 the Company has obtained a written waiver from Bank Central Asia with regard to the Company’s time deposits collateralized for Napsindo’s loan (Notes 12b and 23a).

d.	Deutsche Bank AG

On June 28, 2002, the Company entered into a contract agreement with PT Siemens Indonesia and PT NEC Nusantara Communications for addition of Central Electronic Wahler Switching Digital (“EWSD”) and Nippon Electric Automatic Exchange (“NEAX”), respectively, in Division Regional V. Subsequently, 80% of the contract amounts were factored by the vendors to Deutsche Bank AG (“Facility Agent”). The loans bear fixed interest rate at 19% per annum and are repayable in two annual installments of Rp13,400 million beginning in December 2003 for loan ex-PT NEC Nusantara Communications and Rp41,800 million beginning in January 2004 for loan ex-PT Siemens Indonesia.

e.	Bank Finconesia

On June 28, 2002, the Company entered into a contract agreement with PT Olex Cables Indonesia for addition of installation of Central Lucent in Division Regional V. Subsequently, 80% of the contract amounts were factored by the vendor to Bank Finconesia. The loan bears fixed interest rate at 19% per annum and is repayable in two annual installments of Rp15,884 million beginning in December 2003.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	BANK LOANS (continued)

f.	Bank Mandiri

On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million . As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum, payable on a monthly basis and subject to change. On December 30, 2003, Bank Mandiri agreed to decrease the interest rate to 14% per annum commencing in January 2004.

On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum. The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd.

The above loans are collateralized by Dayamitra’s telecommunications equipment/network with CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO Unit VI. As of June 30, 2004, principal outstanding under this facility amounted to Rp61,368 million.

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility bears interest at 15% per annum payable on a monthly basis, is secured by Balebat’s operating equipment and will mature in July 2006. The principal is repayable on a monthly basis. As of June 30, 2004, principal outstanding under this facility amounted to Rp1,865 million.

g.	Syndicated banks (Internet Protocol Backbone (“IP Backbone”) Loan)

On February 25, 2002, the Company entered into a “Facility Funding Agreement” with Bank DBS Indonesia (syndicated agent and lender), Bank Bukopin (lender) and Bank Central Asia (lender), providing a total facility of US$4,000,000 and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions or KSO regions divided into 6 (six) batches.

Amounts drawn in U.S. Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter. (i.e., 3.38% as of June 30, 2004) Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA’s and Bukopin’s interest rates (the highest of 1, 3, 6 or 12 month time deposit rate) thereafter (i.e., 12.75% as of June 30, 2004).

The loans are payable in eleven quarterly installments beginning in September 2002. The loans will mature on March 15, 2005.

Total outstanding IP Backbone loans for Rupiah and U.S. Dollars as of June 30, 2004 are Rp21,175 million and US$1,152,000 (equivalent Rp10,835 million).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	BANK LOANS (continued)

g.	Syndicated banks (Internet Protocol Backbone (“IP Backbone”) Loan) (continued)

The Company pledged the property under construction as collateral for the IP Backbone loan pursuant to Notarial Deed No.17 dated February 25, 2002 of Notary Titi Sri Amiretno Diah Wasisti Bagiono, S.H. on “Fiduciary Collateral”. The pledge has a maximum amount of US$14,587,525 and Rp401 million.

Average interest rates for the loans during 2003 and 2004 were as follows:

	2003	2004
Rupiah	17.14%-19%	10.83%-11.63%
U.S. Dollar	3.5%-4.38%	3.31%-3.37%

Under the Loan Agreements for HP Backbone and IP Backbone, the Company should maintain quarterly financial ratios as follows:

1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1

As of December 31, 2003, the Company complied with the above mentioned ratios.

h.	Bank Niaga

On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totalling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat’s time deposit and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of June 30, 2004, principal outstanding amounted to Rp390 million.

i.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea in the amount of US$123,965,000. The loan will be used to finance the CDMA procurement with Samsung Consortium (Note 55a(v)) up to US$123,965,000 and will be available until April 2006.

The loan and interest is payable in 10 semi-annual installments on June 30 and December 30 in each year.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	BANK LOANS (continued)

j.	Bukopin

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks amounting to Rp400,000 million for financing the Regional Division V Junction Project. Bukopin acting as facility agent, charged the interest for the first year on the signing date, of 19.5% and then the average 3 month deposit rate plus 4% for the remaining year. The disbursement period is 19 months from the signing of the loan agreement with the repayment period 14 times quarterly starting from April 2004. The loan facility is secured by the project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an Addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million. The disbursement period changed to 18 months from the signing of the Addendum. The repayment schedule in 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007.

As of June 30, 2004, the outstanding facility was Rp138,316 million.

28.	LIABILITIES FOR ACQUISITIONS OF SUBSIDIARIES

This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of Dayamitra in respect of the Company’s acquisition of 90.32% of Dayamitra, to the Selling Stockholders of Pramindo in respect of the Company’s acquisition of 100% of Pramindo, and to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI.

	2003	2004
Pramindo transaction (Note 6b)
France Cables et Radio S.A.	831,817	—
PT Astratel Nusantara	727,897	—
Indosat	270,362	—
Marubeni Corporation	166,376	—
International Finance Corporation, USA	62,391	—
NMP Singapore Pte. Ltd.	20,797	—

	2,079,640	—

AriaWest transaction (Note 6c)
PT Aria Infotek	—	538,650
The Asian Infrastructure Fund	—	128,250
MediaOne International I B.V.	—	359,100
Less discount on promissory notes	—	(102,510)

	—	923,490

Total	2,079,640	923,490
Current maturity - net of discount	(456,457)	(205,200)

Long-term portion - net of discount	1,623,183	718,290

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

29.	SUPPLIERS’ CREDIT LOANS

	2003	2004
Tomen Corporation	222,911	—
Cable & Wireless plc	37,917	—
Vendor credit	198,921	—

Total	459,749	—
Current maturities	(319,426)	—

Long-term portion	140,323	—

a.	Tomen Corporation (“Tomen”)

Dayamitra entered into a Design, Supply, Construction and Installation Contract dated November 18, 1998 with Tomen, the ultimate holding company of TMC, one of the former stockholders of Dayamitra. Under the terms of the contract, Tomen is responsible for the construction of the minimum new installations required under the KSO VI Agreement in which Dayamitra is the investor.

In connection with the above agreement, Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with Tomen on November 18, 1998. The total commitment under the SCA was US$54,000,000 of which US$50,444,701 had been drawn down before the expiration date of the available credit on September 30, 1999.

Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semiannually in arrears. Annual interest rates in 2003 ranged from from 5.53% to 5.92%, respectively.

The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. To date, Dayamitra has not been required to make additional principal repayments from excess cash. The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan (Note 30).

b.	Cable and Wireless plc (“C&W plc”)

Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with C&W plc on May 19, 1999.

The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The loan contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2003 ranged from 5.53% to 5.92%,.

The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan. In addition, any distributions to stockholders in the form of dividends or repayments of share capital require the written consent of Tomen and C&W plc.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

29.	SUPPLIERS’ CREDIT LOANS (continued)

c.	Vendor credit

1.	Agreement of materials and services procurement between DMT and vendor for drawing cable network in KSO VI, with the contract amounted Rp28,491 million. Payment will be made within 24 months after the signed of Certificate of Acceptance with fixed amount. As of June 30, 2003 the second Certificates of Acceptance has not been issued and the work is still in progress.

2.	Agreement for telecommunication facility development (PSTN Excellent) between the Company with vendor in Divre V Surabaya. Payment will be made within 24 months after the signed of Certificate of Acceptance with fixed amount.

3.	Procurement Agreement for developing international link of Network Access Point infrastructure in Napsindo.

30.	BRIDGING LOAN

	2003	2004
Total outstanding amount	75,021	—
Current maturities	(51,337)	—

Long-term portion	23,684	—

This loan is owed by Dayamitra to C&W plc under a bridging loan facility which was assigned from three local Indonesian banks. The loan is repayable in ten semi-annual installments commencing on December 15, 2000. Interest is payable on a monthly or a quarterly basis, at the option of Dayamitra, at the rate of LIBOR plus 4% per annum. Annual interest rates in 2003 ranged from 5.06% to 5.42%,.

C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier’s Credit Loan. The security provided against the bridging loan facility consists of an assignment of KSO revenues, an assignment of bank accounts, a security interest in Dayamitra’s movable assets, an assignment of the Tomen construction contract, an assignment of proceeds from early termination of the KSO license by the Company, and an assignment of insurance proceeds.

Distributions to stockholders in the form of dividends or repayment of share capital require the written consent of C&W plc.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

31.	MINORITY INTEREST

	2003	2004
Minority interest in net assets of subsidiaries:
Telkomsel	2,799,487	3,789,356
Infomedia	42,523	85,165
Dayamitra	33,858	35,570
Indonusa	12,974	1,913
Napsindo	7,080	—
PII	3,975	466
GSD	2	4

Total	2,899,899	3,912,474

Minority interest in net income (loss) of subsidiaries:
Telkomsel	680,436	847,810
Infomedia	10,578	41,369
Dayamitra	7,570	3,715
Indonusa	(726)	(47)
Napsindo	(3,532)	(2,068)
PII	(435)	(1,433)
GSD	1	1
Metra	1,749	—

Total	695,641	889,347

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

32. CAPITAL STOCK

	2003
		Percentage	Total
Description	Number of shares	of ownership	Paid-up capital
		%
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	5,160,235,355	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	879,723,798	8.73	439,862
The Bank of New York	610,489,548	6.06	305,245
Board of Commissioners	8,262	—	4
Board of Directors	53,622	—	27
Public (below 5% each)	3,429,489,054	34.02	1,714,744

Total	10,079,999,640	100.00	5,040,000

	2004
		Percentage	Total
Description	Number of shares	of ownership	Paid-up capital
		%
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	5,160,235,355	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	896,045,651	8.89	448,023
The Bank of New York	657,263,408	6.52	328,632
Board of Commissioners	9,558	—	5
Board of Directors	53,622		27
Public (below 5% each)	3,366,392,045	33.40	1,683,196

Total	10,079,999,640	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

33. ADDITIONAL PAID-IN CAPITAL

	2003	2004
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

34.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Represents the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, arising from transactions with entities under common control.

35. TELEPHONE REVENUES

	2003	2004
Fixed lines
Local and domestic long-distance usage	3,027,524	3,508,927
Monthly subscription charges	888,963	1,319,033
Installation charges	97,157	108,442
Phone cards	15,139	10,842
Others	87,260	55,960

Total	4,116,043	5,003,204

Cellular
Air time charges	3,457,325	4,616,791
Monthly subscription charges	285,135	282,517
Connection fee charges	80,411	44,989
Features	1,561	13,378

Total	3,824,432	4,957,675

Total Telephone Revenues	7,940,475	9,960,879

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

36. INTERCONNECTION REVENUES — NET

	2003	2004
Cellular	1,702,203	2,444,535
International	231,548	245,538
Other	97,871	60,605

Total	2,031,622	2,750,678

37. REVENUE UNDER JOINT OPERATION SCHEMES

	2003	2004
Minimum Telkom Revenues	536,493	165,552
Share in Distributable KSO Revenues	318,041	96,202
Amortization of unearned initial investor payments under Joint Operation Schemes	5,337	421

Total	859,871	262,175

Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 52).

38. DATA AND INTERNET REVENUES

	2003	2004
SMS	912,727	1,595,446
Multimedia	205,103	313,612
VoIP	155,160	179,945
ISDN	37,379	55,360

Total	1,310,369	2,144,363

39. NETWORK REVENUES

	2003	2004
Satellite transponder lease	128,788	102,156
Leased lines	87,216	172,680

Total	216,004	274,836

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

40. REVENUE-SHARING ARRANGEMENT REVENUES

	2003	2004
Revenue-Sharing Arrangement revenues	81,690	299,449
Amortization of unearned income (Note 15)	42,353	193,490

Total	124,043	492,939

41. OPERATING EXPENSES — PERSONNEL

	2003	2004
Salaries and related benefits	698,535	904,732
Vacation pay, incentives and other benefits	401,373	566,729
Early retirements	157,620	80,500
Net periodic post-retirement benefit cost (Note 48)	328,420	243,655
Net periodic pension cost (Note 46)	99,764	511,410
Employee income tax	233,832	189,302
Long service awards (Note 47)	120,375	72,176
Housing	64,674	82,861
Medical	1,587	2,371
Others	25,568	21,587

Total	2,131,748	2,675,323

42. OPERATING EXPENSES - OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2003	2004
Operations and maintenance	760,288	1,085,606
Radio frequency usage charges	191,344	240,527
Electricity, gas and water	138,456	189,482
Cost of phone cards	79,302	155,414
Concession fees	122,501	249,083
Insurance	84,080	77,191
Leased lines	46,484	70,544
Vehicles and supporting facilities	56,848	74,960
Travelling	13,364	19,435
Others	26,418	37,768

Total	1,519,085	2,200,010

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43. OPERATING EXPENSES - GENERAL AND ADMINISTRATIVE

	2003	2004
Professional fees	32,401	64,859
Collection expenses	132,452	155,568
Amortization of intangible assets (Note 16)	299,005	374,396
Training, education and recruitment	51,962	86,534
Travel	62,272	91,746
Security and screening	47,273	50,619
General and social contribution	16,933	40,409
Printing and stationery	22,377	32,144
Meetings	18,223	28,065
Provision for doubtful accounts and inventory obsolescence	127,845	171,455
Research and development	4,034	6,172
Others	213	22,075

Total	814,990	1,124,042

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44. INCOME TAX

	2003	2004
a. Prepaid taxes
The Company
Refundable corporate income tax - overpayment	—	38,370

	—	38,370

Subsidiaries
Corporate income tax	—	746
Value added tax	—	279

	—	1,025

	—	39,395

b. Taxes payable
The Company
Income tax
Article 21	22,608	52,638
Article 22	4,439	3,575
Article 23	35,868	10,015
Article 25	244,536	87,205
Article 26	244,535	3,968
Article 29	311,583	157,796
Value added tax	11,226	181,991

	874,795	497,188

Subsidiaries
Income tax
Article 21	10,270	13,098
Article 22	136	233
Article 23	50,754	38,626
Article 25	131,962	140
Article 26	12,469	319
Article 29	75,448	380,478
Value added tax	23,077	81,269

	304,116	514,163

	1,178,911	1,011,351

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	INCOME TAX (continued)

c.	The components of income tax expense (benefit) are as follows:

	2003	2004
Current
The Company	932,238	718,742
Subsidiaries	819,617	1,121,166

	1,751,855	1,839,908

Deferred
The Company	(161,297)	9,692
Subsidiaries	168,279	(19,551)

	6,982	(9,859)

	1,758,836	1,830,049

d.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation of consolidated income before tax to income before tax attributable to the Company and the consolidated income tax expense is as follows:

	2003	2004
Consolidated income before tax	5,992,559	5,594,553
Add back consolidation eliminations	1,530,439	1,816,550

Consolidated income before tax and eliminations	7,522,998	7,411,103
Deduct income before tax of the subsidiaries	(2,721,247)	(3,923,356)

Income before tax attributable to the Company	4,801,751	3,487,747

Tax calculated at progressive rates	1,441,408	1,046,307
Income not subject to tax	(705,025)	(525,304)
Non-deductible expenses	109,629	256,068
Deferred tax assets that cannot be utilized	(49,250)	(48,639)

Income tax expense of the Company	796,762	728,432
Income tax expense of the subsidiaries	962,075	1,101,617

Total consolidated income tax expense	1,758,836	1,830,049

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44. INCOME TAX (continued)

The reconciliation between income before tax and the estimated taxable income for the six months period ended June 30, 2003 and 2004 is as follows:

	2003	2004
Income before tax attributable to the Company	4,581,030	3,487,747

Temporary differences:
Depreciation of property, plant and equipment	139,899	(235,187)
Gain on sale of property, plant and equipment	—	(177,292)
Allowance/(write back) for doubtful accounts	76,998	89,203
Accounts receivable written-off	—	(21,941)
Allowance for inventory obsolescence	5,370	75,512
Inventory written-off	212	(676)
Payment of early retirement benefits	(376,110)	(40,146)
Net periodic pension cost	(196,333)	125,310
Long service awards	—	41,395
Amortization of deferred stock issuance costs	(1,682)	—
Amortization of landrights	(976)	(1,973)
Accrued interest income on AWI loan	—	45,835
Gain on sale of long-term investments	(7,164)	—
Temporary differences of KSO units	20,992	7,110
Depreciation of property, plant and equipment under revenue sharing arrangements	—	229,314
Amortization of unearned income under revenue- sharing arrangements	—	(191,630)
Equity in net loss of associated companies	790,381	—

	451,587	(55,166)

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44. INCOME TAX (continued)

	2003	2004
Permanent differences:
Net periodic post-retirement benefit cost	101,379	241,113
Amortization of goodwill and intangible assets	206,051	374,396
Amortization of discount on promissory notes	—	45,255
Equity in net loss/(income) of associates and subsidiaries	(2,194,282)	(1,819,374)
Gain on sale of long-term investment in Telkomsel	—	—
Interest income	(146,807)	(75,293)
Amortization of unearned income under revenue- sharing arrangements	(42,183)	—
Income from land/building rental	(8,995)	(12,547)
Others	159,740	160,007

Total	(1,925,097)	(1,086,443)

Total taxable income of the Company	3,107,520	2,346,137

Current income tax expense of the Company	932,238	718,743
Current income tax expense of the subsidiaries	819,617	1,121,166

Total	1,751,855	1,839,908

In 2003, Telkomsel received tax assessment letters (SKPKB) for all taxes covering the fiscal years 2000 and 2001. Telkomsel filed an objection on the SKPKB for fiscal year 2001 which was partly approved by Director General of Taxes. As a result, Telkomsel charged tax underpayments to expense in 2003 amounting to Rp32,283 million.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44. INCOME TAX (continued)

e.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited
	December 31,	to statements	June 30
	2002	of income	2003
The Company
Deferred tax assets:
Allowance for doubtful accounts	101,389	167,081	268,470
Allowance for inventory obsolescence	10,507	(138)	10,369
Provision for early retirement benefits	201,294	(99,662)	101,632
Decline in value of investments	—	—	—
Deferred stock issuance costs	—	3,532	3,532
Landrights	161	(296)	(135)
Long-term investments	52,605	(1,873)	50,732
Provision for long service awards	146,769	(2,342)	144,427
Provision for impairment of property, plant and equipment	1,920	—	1,920

Total deferred tax assets	514,645	66,302	580,947

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,513,007)	113,744	(1,399,263)
Revenue-sharing arrangements	(18,119)	(49,178)	(67,297)
Net periodic pension cost	(7,988)	30,429	22,441

Total deferred tax liabilities	(1,539,114)	94,995	(1,444,119)

Deferred tax liabilities of the Company, net	(1,024,469)	161,297	(863,172)

Deferred tax liabilities of the subsidiaries, net	(2,058,697)	(168,279)	(2,226,976)

Total deferred tax liabilities, net	(3,083,166)	(6,982)	(3,090,148)

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	INCOME TAX (continued)

e.	Deferred tax assets and liabilities (continued)

		(Charged)/
		credited
	December 31,	to statements	June 30,
	2003	of income	2004
The Company
Deferred tax assets:
Allowance for doubtful accounts	118,845	26,357	145,202
Allowance for inventory obsolescence	11,527	1,004	12,531
Provision for early retirement benefits	39,843	(12,044)	27,799
Provision for employee bonuses	84,385	(21,250)	63,135
Provision for long service awards	142,084	12,419	154,503
Provision for impairment of property, plant and equipment	—	—	—

Total deferred tax assets	396,684	6,486	403,170

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,387,440)	(71,253)	(1,458,693)
Accrued interest	(13,750)	13,750	—
Landrights	(546)	(592)	(1,138)
Long-term investments	(14,138)	—	(14,138)
Revenue sharing arrangements	(58,453)	4,324	(54,129)
Net periodic pension cost	(88,914)	37,593	(51,321)

Total deferred tax liabilities	(1,563,241)	(16,178)	(1,579,419)

Deferred tax liabilities of the Company, net	(1,166,557)	(9,692)	(1,176,249)

Deferred tax liabilities of the subsidiaries, net	(2,380,214)	19,551	(2,360,663)

Total deferred tax liabilities, net	(3,546,771)	9,859	(3,536,911)

As of June 30, 2004, AWI had tax loss carryforwards of approximately Rp952,854 million, which will expire from 2005 through 2006.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	INCOME TAX (continued)

f.	Administration

Under taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements; however, management believes that the outcome of these tax audits will not be significant.

45.	BASIC EARNINGS PER SHARE

Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2001, 2002 and 2003.

The Company does not have potentially dilutive ordinary shares.

46.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 17/V/2003 dated May 9, 2003 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share, and appropriation of Rp813,664 million for general reserve.

In connection with the restatement of the consolidated financial statements for the two years ended December 31, 2002, the stockholders ratified the previous declaration of dividends in the Extraordinary General Meeting of Stockholders as stated in notarial deed No. 4 dated March 10, 2004 of Notary A. Partomuan Pohan, S.H., LLM. as follows:

•	Dividends for 2002 amounting to Rp3,338,109 million or Rp383.63 per share, social contribution fund (“Dana Bina Lingkungan”) of Rp20,863 million and appropriated Rp813,664 million for general reserves.

•	Dividends for 2001 amounting to Rp2,125,055 million or Rp210.81 per share, and appropriated Rp425,011 million for general reserves.

•	Dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriated Rp126.951 million for general reserves.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	PENSION PLAN

a.	The Company

The Company provides a defined benefit pension plan for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and years of service. The plan is managed by Dana Pensiun Telkom. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the six months period ended June 30, 2003 and 2004 amounted to Rp297,352 million and Rp460,576 million, respectively. In addition, the pension contribution of KSO Units during 2003 amounted to the Rp20,709 million.

In 2002, the Company added double pension benefits for participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002. The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of June 30, 2003 and 2004:

	2003	2004
Change in benefit obligation
Benefit obligation at beginning of year	4,248,110	6,852,923
Service cost	59,545	68,632
Interest cost	268,899	370,247
Expected employee contributions	20,265	20,265
Expected benefit payments	(111,211)	(121,156)
Actuarial (gain) loss	1,064,909	(358,564)

Benefit obligation at end of year	5,550,517	6,832,347

Change in plan assets
Fair value of plan assets at beginning of year	3,099,648	3,671,309
Expected employer contributions	234,596	131,310
Expected return on plan assets	210,854	218,336
Expected benefit payments	(111,211)	(121,156)
Actuarial gain (loss)	(48,408)	(48,408)

Fair value of plan assets at end of year	3,385,480	3,851,391

Funded status	(2,165,037)	(2,980,956)
Unamortized net amount resulting from changes in plan experience and actuarial assumptions	421,785	1,455,968
Unamortized prior service cost	1,733,806	1,577,022
Unrecognized net obligation at the date of initial application of PSAK No. 24	163,208	134,574

Prepaid pension cost	153,762	186,608

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	PENSION PLAN (continued)

a.	The Company (continued)

Plan assets consist mainly of Rupiah time deposits.

The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining working lives of active employees, i.e., 17.2 years, starting from January 1, 1992.

The actuarial valuations for the pension plan performed based on measurement date of December 31, 2003 were prepared on May 21, 2004, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary are as follows:

2003
%
Discount rate	11
Expected long-term return on plan assets	11
Salary growth rate	8

The components of net periodic pension cost recognized are as follows:

	2003	2004
Service cost	51,559	79,636
Interest cost	268,899	370,247
Expected return on plan assets	(210,853)	(218,336)
Net amortization and deferral	(88,233)	57,551
Increase in amortization of prior service cost	78,392	222,312

Net periodic pension cost (Note 41)	99,764	511,410

In addition, the pension cost charged to the KSO Units amounted to Rp25,207 million and Rp29,896 million in 2003 and 2004, respectively.

b.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. PT Asuransi Jiwasraya, a state-owned life insurance company, manages the plan. The employees contribute 5% of their final monthly basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.

Telkomsel’s contributions to Jiwasraya amounted to Rp5,163 million and Rp3,081 million for the six months period ended 2003 and 2004, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	PENSION PLAN (continued)

b.	Telkomsel (continued)

The components of the net periodic pension cost are as follows:

	2003	2004
Service cost	2,375	2,078
Net amortization and deferral	(1,248)	2,168

Net periodic pension cost	1,127	4,246

The net periodic pension cost for the pension plan is calculated based on the actuarial calculation prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary performed based on measurement date are as follows:

2003
Discount rate	11%
Expected long-term return on plan assets	7.5%
Salary growth rate	9%

The funded status of the plan as of June 30, 2003 and 2004 is as follows:

	2003	2004
Projected benefit obligation	20,927	39,748
Plan assets at fair value	27,919	8,916

Excess (shortages) of plan assets over projected benefit obligation	6,992	(30,832)
Unrecognized past service cost	3,135	1,443
Unrecognized experience adjustment	(2,813)	23,718

Prepaid (unfunded) pension cost	7,314	(5,671)

The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining service period of active employees, i.e., 18.87 years, as of June 1, 1999.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	PENSION PLAN (continued)

c.	Other Subsidiaries

Certain of the Company’s subsidiaries provide defined benefit pension plans to their employees. The employees contribute 3-5% of their basic salaries to the plan and the subsidiary contributes any remaining amount required to fund the plan. Pension benefit costs are calculated based on the actuarial valuations from an independent actuary using the Projected Unit Credit method.

As of June 30, 2004, there are no significant differences between the fair values of the plan assets of the relevant pension fund and the projected benefit obligations.

In other subsidiaries that no pension plans are provided, the obligation for pension benefits is calculated based on Law No.13 of 2003 concerning labor regulation.

48.	LONG SERVICE AWARDS

The Company provides certain cash awards to employees who meet certain length of service requirement. The benefits, which are either paid during active employment, upon resignation, retirement or termination, are as follows:

Awards paid during active employment:

i. Karya Bhakti — long term award

ii. Long leave allowance

Awards payable upon resignation, retirement or termination:

i. Purnabhakti award and Pengabdian award

ii. Last housing allowance

iii. Last transportation allowance

The actuarial valuations for the long service awards performed based on measurement date of December 31, 2003 was prepared on May 21, 2004 by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method. The principal acturial assumptions used by the independent actuary are as follows:

2003
Discount rate	11%
Salary growth rate	8%

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	LONG SERVICE AWARDS (continued)

The movement of the long service awards during the six months period ended, 2003 and 2004 is as follows (including KSO units):

	2003	2004
Liability at beginning of year	489,231	473,614
Net periodic benefit cost (Note 41)	120,375	72,176
Benefits paid	(111,372)	(36,358)

Liability at end of year	498,234	509,432

49.	POST-RETIREMENT BENEFITS

The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

The components of net periodic post-retirement benefit cost are as follows:

	2003	2004
Service cost	48,002	30,661
Interest cost	246,798	205,555
Expected return on plan assets	(28,002)	(30,542)
Amortization of unrecognized transition obligation	12,163	12,163
Amortization of prior service cost	(184)	(184)
Amortization of gain/losses	49,644	26,003

Net periodic post-retirement benefit cost (Note 41)	328,420	243,655

In addition, the cost of post-retirement benefits charged to the KSO Units amounted to Rp9,566 million and Rp7,795 million in 2003 and 2004, respectively.

The actuarial valuations for the post-retirement benefit plan performed based on measurement date of December 31 for each of the years were prepared on January 15, 2004, while the valuation for the post-retirement benefits as of December 31, 2003 was prepared on May 21, 2004 by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	POST-RETIREMENT BENEFITS (continued)

The principal actuarial assumptions used by the independent actuary as of December 31, 2003 are as follows:

2003
Discount rate	11%
Expected return on plan assets	11%
Health care cost trend rate assumed for next year	12%
The ultimate trend rate	8%
Year that the rate reaches the ultimate trend rate	2006

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of June 30, 2003 and 2004:

	2003	2004
Change in benefit obligation
Benefit obligation at beginning of year	3,549,886	3,748,771
Service cost	40,300	25,180
Interest cost	246,798	205,555
Benefits paid	(46,710)	(50,027)
Actuarial (gain) loss	93,449	(418,453)

Benefit obligation at end of year	3,883,723	3,511,026

Change in plan assets
Fair value of plan assets at beginning of year	343,896	466,896
Employer contributions	90,290	100,000
Actual return on plan assets	28,002	30,542
Benefits paid	(49,306)	(50,027)
Actuarial gain (loss)	(7,486)	(7,486)

Fair value of plan assets at end of year	405,396	539,925

Funded status	(3,478,327)	(2,971,101)
Unrecognized net transition obligation	279,737	255,412
Unrecognized prior service gain	(2,117)	(1,749)
Unrecognized net losses	1,264,839	640,930

Accrued post-retirement benefit cost	(1,935,869)	(2,076,509)

The transition obligation at the date of initial application of Rp524,250 million is amortized over 20 years, beginning on January 1, 1995.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	SIGNIFICANT RELATED PARTY INFORMATION

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that, the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:

a.	Government of the Republic of Indonesia

i.	The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder.

Interest expense for two-step loans amounted to Rp347,382 million and Rp259,880 million in 2003 and 2004 respectively. Interest expense for two-step loan reflected 56.07% and 37.35% of total interest expenses in 2003 and 2004, respectively.

ii.	The Company and its subsidiary pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp122,501 million and Rp249,083 million in 2003 and 2004, respectively. Concession fees reflected 1,8% and 2.6% of total operating expenses in 2003 and 2004, respectively. Radio frequency usage charges amounted to Rp191,344 million and Rp240,527 million in 2003 and 2004, respectively. Radio frequency usage charges reflected 2.8% and 2.56% of total operating expenses in 2003 and 2004, respectively.

b.	Commissioners and Directors Remuneration

i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp6,880 million and Rp8,008 million in 2003 and 2004, respectively, which reflected 0.1% and 0.1% of total operating expenses in 2003 and 2004, respectively.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp22,104 million, and Rp24,274 million in 2003 and 2004, respectively, which reflected 0.32% and 0.26% of total operating expenses in 2003 and 2004, respectively.

c.	Indosat, including Satelindo

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	RELATED PARTY INFORMATION (continued)

c.	Indosat, including Satelindo (continued)

The principal matters covered by the agreement are as follows:

i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.

The Company has also entered into an interconnection agreement between the Company’s fixed-line network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

Pursuant to the Ministry of Communications Decree regarding the transfer of the license for Indosat’s mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile (“IM3”), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

The Company’s compensation relating to leased lines/channel services, such as International Broadcasting System (“IBS”), AVD and bill printing is calculated at 15% of Indosat’s revenues from such services.

Indosat also leases circuits from the Company to link Jakarta, Medan and Surabaya.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	RELATED PARTY INFORMATION (continued)

c.	Indosat, including Satelindo (continued)

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp5,883 million and Rp9,244 million in 2003 and 2004, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2003 and 2004, respectively. Other agreements between Telkomsel and Indosat are as follows:

i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J — S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative of each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Telkomsel shares in the operating and maintenance costs based on an agreed formula.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	RELATED PARTY INFORMATION (continued)

c.	Indosat, including Satelindo (continued)

The cost of operation and maintenance shared amounted to Rp430 million and Rp464 million for the years 2003 and 2004, respectively.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2,727,273. In addition to the upfront payment, Telkomsel is also charged annual operation and maintenance costs amounting to US$136,364.

As of April 8, 2004, in connection with merger of Indosat, amendment to the agreements with Indosat, including extension of period, is still in process.

The Company and its subsidiary earned net interconnection revenues from Indosat (including IM3 and Satelindo in 2003) of Rp757,962 million and Rp260,394 million in 2003 and 2004, respectively, reflecting 6.0% and 1.6% of total operating revenues in 2003 and 2004, respectively.

The Company and its subsidiary earned net interconnection revenue from IM3 in 2003 and 2004 amounted to Rp9,454 million and Rp(2,856) million, respectively.

The Company leases international circuits from Indosat, subsequent to the merger of Satelindo to Indosat in 2003. Payments made in relation to the lease expense amounted to Rp16,447 million and Rp6,014 in 2003 and 2004, which reflected 0.1% and 0.1% of total operating expenses for 2003 and 2004 respectively.

The Company has an agreement with Satelindo, an Indosat subsidiary, whereby both parties agreed, among other matters, on the following:

i.	Interconnection of the Company’s fixed-line network (“PSTN”) with Satelindo’s international gateway exchange, enabling the Company’s customers to make outgoing or receive incoming international calls through Satelindo’s international gateway exchange.

ii.	Billings for the international telecommunications services used by domestic customers through Satelindo’s international gateway exchange will be handled by the Company.

The Company also has an agreement with Satelindo for the interconnection of Satelindo’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Satelindo’s customers.

Interconnection revenues earned from Satelindo were Rp29,113 million and Rp28,395 million in 2003 and 2004, respectively, which reflected 0.2% and 0.2% of total operating revenues for 2003 and 2004, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	RELATED PARTY INFORMATION (continued)

c.	Indosat, including Satelindo (continued)

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in which the payment is treated as a lease expense up to 2006. In 2001, Satelindo paid the remaining amount of Rp59,860 million as lease expense up to 2024. As of June 30, 2004, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”

d.	The Company provides telecommunication services to Government agencies.

51. SEGMENT INFORMATION

The Company and its subsidiaries have two main business segments: fixed line and cellular. The fixed line segment provides local and domestic long distance telephone services and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at amounts prices that represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	SEGMENT INFORMATION (continued)

	2003
				Total before		Total
	Fixed line	Cellular	Other	elimination	Elimination	consolidated
Segment results
Operating revenues
External operating revenues	7,665,466	4,804,430	116,210	12,586,106	—	12,586,106
Intersegment operating revenues	(235,461)	(396,988)	(8,753)	(641,202)	641,202	—

Total operating revenues	7,430,005	4,407,442	107,457	11,944,904	641,202	12,586,106

Operating income	2,874,675	2,824,860	1,970	5,701,505	60,201	5,761,706
Interest expense	(548,056)	(71,496)	—	(619,552)	—	(619,552)
Interest income	152,857	32,397	4,965	190,219	—	190,219
Gain (loss) on foreign exchange - net	358,914	24,035	784	383,733	—	383,733
Other income (charges) - net	310,165	(9,869)	31,997	332,293	(60,201)	272,092
Tax expense	(892,270)	(855,824)	(10,742)	(1,758,836)	—	(1,758,836)
Equity in net income of associated companies	1,403,902	—	—	1,403,902	(1,399,542)	4,360

Income before minority interest	3,660,187	1,944,103	28,974	5,633,264	(1,399,542)	4,233,722
Unallocated minority interest	—	—	—	—	—	(695,641)

Net income	3,660,187	1,944,103	28,974	5,633,264	(1,399,542)	3,538,081

Other information
Segment assets	32,804,334	13,638,300	371,216	46,813,850	(6,332,845)	40,481,005
Investments in associates	7,163,986	—	—	7,163,986	—	7,163,986

Total consolidated assets	39,968,320	13,638,300	371,216	53,977,836	(6,332,845)	47,644,991

Total consolidated liabilities	(22,951,538)	(5,619,980)	(257,611)	(28,829,129)	322,306	(28,506,823)

Minority interest	—	—	—	—	—	(2,595,799)

Depreciation and amortization	(1,325,884)	(712,192)	(4,439)	(2,042,515)	—	(2,042,515)

Amortization of intangible assets	(162,262)	—	—	(162,262)	—	(162,262)

Other non-cash expenses	(86,746)	(44,009)	(3,890)	(134,645)	—	(134,645)

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	SEGMENT INFORMATION (continued)

	2004
				Total before		Total
	Fixed line	Cellular	Other	elimination	Elimination	consolidated
Segment results
Operating revenues
External operating revenues	9,221,682	6,638,488	248,435	16,108,605	—	16,108,605
Intersegment operating revenues	(94,368)	(194,049)	—	(288,417)	288,417	—

Total operating revenues	9,127,314	6,444,439	248,435	15,820,188	288,417	16,108,605

Operating income	3,034,719	3,576,126	82,211	6,693,056	35,705	6,728,761
Interest expense	(577,709)	(118,106)	—	(695,815)	—	(695,815)
Interest income	143,783	38,732	1,901	184,416	—	184,416
Gain (loss) on foreign exchange - net	(840,367)	(29,412)	(35)	(869,814)	—	(869,814)
Other income (charges) - net	205,294	27,624	46,968	279,886	(35,705)	244,181
Tax expense	(718,612)	(1,072,650)	(38,788)	(1,830,050)	—	(1,830,050)
Equity in net income of associated companies	1,819,374	—	—	1,819,374	(1,816,550)	2,824

Income before minority interest	3,066,482	2,422,314	92,257	5,581,053	(1,816,550)	3,764,503
Unallocated minority interest	—	—	—	—	—	(889,347)

Net income	3,066,482	2,422,314	92,257	5,581,053	(1,816,550)	2,875,156

Other information
Segment assets	42,706,622	18,063,586	349,732	61,119,940	(13,038,625)	48,081,315
Investments in associates	8,542,630	—	—	8,542,630	—	8,542,630

Total consolidated assets	51,249,252	18,063,586	349,732	69,662,570	(13,038,625)	56,623,945

Total consolidated liabilities	(29,705,863)	(7,236,853)	(143,974)	(37,086,690)	4,161,876	(32,924,814)

Minority interest	—	—	—	—	—	(3,708,155)

Capital expenditures	(1,130,487)	(2,173,739)	(42,982)	(3,347,208)	—	(3,347,208)

Depreciation and amortization	(1,727,475)	(1,248,872)	(7,267)	(2,983,614)	7,295	(2,976,319)

Amortization of intangible assets	(374,396)	—	—	(374,396)	—	(374,396)

Other non-cash expenses	(116,908)	(50,032)	(4,515)	(171,455)	—	(171,455)

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Under the Joint Operation Scheme, the KSO Unit is required to make payments to the Company consisting of the following:

■	Minimum Telkom Revenue (“MTR”)

Represents the amount guaranteed by the KSO investor to be paid to the Company in accordance with the KSO agreement.

■	Distributable KSO Revenues (“DKSOR”)

DKSOR are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed upon percentages.

The DKSOR from fixed wireless revenues (“Telkom Flexi Revenues”) are shared between the Company and KSO Investor based on a ratio of 95% and 5%, respectively.

The DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor based on a ratio of 30% and 70%, respectively, except for KSO VII. For KSO VII, the DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor at a ratio of 35% and 65%, respectively. Effective on 31 July 2003, the ratio for distribution of DKSOR from non-Telkom Flexi Revenue in KSO III was changed to 5% and 95% for the Company and KSO Investor, respectively, from the date thereof until 31 December 2005, and to 30% and 70%, respectively, thereafter.

At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of one hundred Rupiah, plus:

i.	the net present value, if any, of the KSO Investor’s projected share in DKSOR from the additional new installations forming part of the KSO system on the termination date over the balance of the applicable payback periods, and

ii.	an amount to be agreed upon between the Company and the KSO Investor as a fair compensation in respect of any uncompleted or untested additional new installations transferred.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.	JOINT OPERATION SCHEMES (“KSO”) (continued)

The depreciation of the Rupiah against the U.S. Dollars, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company signed a Memorandum of Understanding (“MoU”) to amend certain provisions of the KSO agreements. Among the amendments are as follows:

i.	The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

ii.	The minimum number of access line units to be installed by the KSO Investors up to March 31, 1999 was 1,268,000 lines.

iii.	The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

iv.	“Operating Capital Expenditures” in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year’s share in the annual net income of the KSO Units, starting from 1999.

v.	The cancellation of the requirement to maintain a bank guarantee in respect of MTR.

In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MoU. Among others, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.

KSO I

In 2002, the Company and the stockholders of Pramindo (KSO Investor) reached an agreement in which the Company acquired 100% of Pramindo and gained control over the operation of KSO Unit I (Note 6b).

KSO III

Effective on July 31, 2003, the Company and the stockholders of AWI (KSO Investor) reached an agreement in which the Company acquired 100% of AWI and gained control over the operation of KSO Unit III (Note 6c).

KSO IV

The sale of KSO IV to Indosat, which was placed under the cross-ownership transactions (Note 4), was cancelled. The Company has, however, entered into an amendment to the KSO agreement (Note 52b).

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.	JOINT OPERATION SCHEME (“KSO”) (continued)

KSO VI

In 2001, the Company and the stockholders of Dayamitra (KSO Investor) reached an agreement in which the Company acquired 90.32% of Dayamitra and gained control over the operation of KSO Unit VI. In addition, the Company entered into a put and call option arrangement for the remaining 9.68% of the issued and paid up capital of Dayamitra (Note 6a).

KSO VII

The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some additional projects.

The gross MTR and DKSOR of the unconsolidated KSOs for the years ended December 31, 2001, 2002 and 2003 were Rp3,771,000 million, Rp3,586,000 million and Rp2,769,530 million, respectively.

53.	REVENUE-SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.

As of June 30, 2004, the Company has 27 RSA with 21 partners. The RSA were located mostly in Palembang, Pekanbaru, Jakarta and Surabaya with concession period ranging from 24 to 172 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

The revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio. Certain additional arrangements are made for revenues earned from analog mobile cellular, whereby revenues from international outgoing pulses are allocated in full to the Company. Revenues earned from pay phone cards during the revenue-sharing period are shared 60:40 (in favor of the investors) based on the recorded usage of pulses.

The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to nil and Rp23,355 million in 2003 and 2004, respectively (Note 16).

Pursuant to the amendment of KSO IV agreement with MGTI (Investor of KSO IV) dated January 29, 2004 in respect of revenue sharing mechanism, the Company interpreted that the new revenue sharing mechanism in KSO IV is substantially changed to Revenue Sharing Arrangement.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002.

To follow up the previous Letter, the Ministry of Communications issued Letter No. PR.304/2/4/PHB-2002 dated December 17, 2002 regarding tariff adjustments for domestic fixed line telecommunications services effective on January 1, 2003. Considering the fact that the Independent Regulatory Body, a precondition for the tariff adjustment, had not been established, The Minister of Communications postponed the implementation of tariffs adjustments by issuing Ministerial Letter No. PR.304/1/1/PHB-2003, dated January 16, 2003.

Mobile Cellular Telephone Tariffs

Tariff for cellular providers are set on the basis of the MTPT Decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

a.	Air time

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular.	:	2 times airtime rate
2. Cellular to PSTN.	:	1 times airtime rate
3. PSTN to cellular.	:	1 times airtime rate
4. Card phone to cellular	:	1 times airtime rate plus 41% surcharges

b.	Usage Tariffs

1.	Usage tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”) subscriber are the same as the usage tariffs applied to PSTN subscribers. For the use of local PSTN network, the tariffs are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.

Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

Interconnection Tariffs

Interconnection tariffs regulate the sharing of interconnection calls between the Company and other cellular operators.

The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 (“KM. 46 year 1998”) dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communications Decree No. KM.37 year 1999 dated June 11, 1999 (“KM. 37 year 1999”).

i.	International interconnection with PSTN and cellular telecommunications network

Based on KM. 37 year 1999, effective December 1, 1998, the international interconnection tariffs are calculated by applying the following charges to successful incoming and outgoing calls to the Company’s network:

Tarif
Access charge	Rp850 per call
Usage charge	Rp550 per paid minute
Universal Service Obligation (USO)	Rp750 per call

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

b.	Usage Tariffs (continued)

Interconnection Tariffs (continued)

ii.	Mobile and fixed cellular interconnection with the PSTN

Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:

1.	Local Calls

For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariffs for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge.

2.	Domestic Long-distance Calls

KM.46 year 1998 provides tariffs which vary among long-distance carriers depending upon the routes and the long-distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 40% of the tariffs, in cases where the entire long-distance traffic is carried by cellular operator’s network and delivered to another, and up to 85% of the tariffs, in cases where the entire long-distance traffic is carried by the PSTN.

For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 25% of the tariff, in cases where the entire long-distance traffic is carried by cellular operator’s network and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance traffic is carried by the PSTN and the call is delivered to a PSTN subscriber.

Interconnection tariffs with mobile satellite networks (“STBSAT”) are established based on Joint Operation Agreements between the Company and STBSAT providers pursuant to Minister of Communications Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those companies.

Interconnection tariffs with mobile cellular networks, including USO, are determined based on the duration of the call. Access and usage charges for international telecommunications traffic interconnection with telecommunications networks of more than one domestic carrier are to be shared proportionately with each carrier involved, which proportion is determined by the MTPT.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)

ii.	Mobile and fixed cellular interconnection with the PSTN (continued)

2.	Domestic Long-distance Calls (continued)

Interconnection tariffs between a fixed wireless network and PSTN, and amongst PSTN, are regulated under MTPT letter No. KU.506/1/1/MPPT-97 dated January 2, 1997 and letter No. KU.506/4/6/MPPT-97 dated July 21, 1997. Currently, Ratelindo is the only operator of a fixed wireless network and apart from the Company, PT Batam Bintan Telekomunikasi (“BBT”) is the only operator of PSTN. For fixed wireless interconnection with the PSTN and BBT with the PSTN, the “sender-keeps-all” basis for local calls is applied and for domestic long-distance calls that originate from Ratelindo’s network and transit to the PSTN, the Company receives 35% of Ratelindo’s revenue for such calls. For domestic long-distance calls that originate from the PSTN, the Company retains 65% as its revenue for such calls. For long distance calls from and to BBT, the Company retains 75% of the revenue while BBT receives the remaining 25%.

iii.	Mobile cellular interconnection with other mobile cellular providers

Based on KM. 46 year 1998, the mobile cellular interconnection tariffs with other mobile cellular providers are as follows:

1.	Local Calls

For local calls from one cellular telecommunications network to another, the originating cellular operator pays the airtime to the destination cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

2.	Domestic Long-distance Calls

For long-distance calls which are originated from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 15% of the tariff in cases where the entire long-distance traffic is not carried by the cellular operator, up to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, or up to 75% if the call is delivered to the same cellular operator.

In connection with the issuance of Law No. 36 year 1999 and Government Regulation No. 52 year 2000, the Minister of Communications, on May 31, 2001, issued Decree No. KM. 20 year 2001, concerning Operations of Telecommunications Network and KM. 21 year 2001, concerning Operations of Telecommunications Services, which became effective from the date of the decree. Subsequently, the Minister of Communications issued Decree No. KM. 84 year 2002 concerning Telecommunication Traffic Clearing Process.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Public Phone Kiosk (“Wartel”) Tariff

The Company is entitled to retain 70% of the telephone tariff based on Director of Operational and Marketing Decree No. KD 01/HK220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 16, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.

55.	COMMITMENTS

a.	Capital Expenditures

As of June 30, 2004, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in thousands)	in Rupiah
Rupiah	—	5,918,158
U.S. Dollars	520,370	4,894,080

Total		10,812,238

The above balance includes the following significant agreements:

(i)	Procurement Agreements

In September 2001, Telkomsel entered into agreements with its three suppliers called “Strategic Partners”, namely Motorola, Inc., Ericsson Radio A.B., and Siemens Aktiengesellschaft (AG) and one Strategic Supplier (Nokia Oyj.); which was subsequently also called “Strategic Partner” for the procurement of equipment and related services. In accordance with the agreements with these suppliers, the procurement will be made based on the Notification to Proceed (“NTP”), the agreed procurement planning between Telkomsel and its suppliers for the coming 18 months divided into 6-quarterly periods, which are confirmed with the issuance of Execution Orders (“EO”) on a quarterly basis. The total amount in the EO could be higher or lower but not less than 75% of the amount in the NTP.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	COMMITMENTS (continued)

a.	Capital Expenditures (continued)

The agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of both parties to a maximum of two additional years.

Telkomsel’s procurement (import) under the agreements with Motorola and Nokia Oyj were made through the Letter of Credit Facilities from Citibank N.A. and Deutsche Bank (which expired in 2003). Telkomsel’s procurement under the agreements with PT Ericsson Indonesia and Siemens AG will be made through the credit facilities from Citibank International plc (Note 27b).

Telkomsel has not collateralized any of its borrowings, loans Guaranteed Notes or other credit facilities.

The terms of the various agreements with Telkomsel’s lenders and financiers include a number of pledges as well as financial and other covenants which must be complied with including, inter alia, certain restrictions on dividend and other profit distributions. The terms of the relevant agreements also contain default and cross default clauses. Management is not aware of any breaches of the term of these agreements and does not foresee any such breaches occurring in the future.

(ii)	Procurement of TELKOM-2 Satellite

In accordance with Agreement No.K.TEL.191/HK.810/UTA-00/2002 dated October 24, 2002, which is amended on December 15, 2003, the Company and Orbital Sciences Corporation (“Contractor”) agreed on the procurement of the TELKOM-2 satellite. The total price of US$73,140,322 is expected to be fully paid in January 2005. The agreement also includes a refund provision of US$4,338,292 for any transponder that has its communication capabilities reduced below 3dB and which cannot be corrected by switching to a redundant transponder.

(iii)	Launching of TELKOM-2 Satellite

On November 8, 2002, the Company and ARIANESPACE S.A. agreed on the launching of TELKOM-2 Satellite between November 1, 2004 and January 31, 2005. Payments totaling US$62,880,000 is expected to be settled in September 2004.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	COMMITMENTS (continued)

a.	Capital Expenditures (continued)

(v)	CDMA Procurement Agreement with Samsung Consortium

On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Division II, and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”). The MPPA provides for planning, manufacturing, delivery, and construction of 1.6 million lines as well as service level agreement. The MPPA between the Company and Samsung consists of construction of 1,656,300 lines of Network and Switching Subsystem (“NSS”) for nationwide and 802,000 lines of BSS for Regional Division III, IV, V, VI and VII for US$116 per line for BSS and US$34 per line for NSS. This project will be partly financed by The Export-Import Bank of Korea as contemplated in the Loan Agreement dated August 27, 2003. The total facility amounts to US$123,965,000 and will be available from the execution of the agreement until April 2006 (Note 55j).

(vi)	CDMA Procurement Agreement with Ericsson CDMA Consortium

The Company and Ericsson CDMA Consortium have also entered into a Master Procurement Partnership Agreement (“MPPA”) on December 23, 2002. The MPPA consists of construction of 631,800 lines of BSS for US$116 per line. This MPPA is part of the planning, manufacturing, delivery and construction of total 1.6 million CDMA lines as well as service level agreement.

Under the MPPA, the work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005).

(vii)	Partnership Agreement for the Construction and Provision of High Performance Backbone in Sumatera

On November 30, 2001, the Company signed a partnership agreement with a consortium consisting of PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone network in Sumatera. The agreement became effective as of June 10, 2002. The scope of work includes the provision of an optical fiber cable, together with transmission equipment and network management systems. The Company is obliged to pay approximately US$46,322,629 and Rp172,690 million as consideration. On June 12, 2003, the parties agreed to amend this agreement to reflect additional work being carried out by the consortium in consideration for a lump-sum additional US$2,830,086 and Rp1,699 million.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	COMMITMENTS (continued)

a.	Capital Expenditures (continued)

(viii)	Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java)

On December 5, 2001, the Company entered into a partnership agreement with a consortium consisting of Sumitomo Corporation, NEC Corporation and PT Nasio Karya Pratama for the development of a high quality PSTN Regional Junction for Regional Division V (East Java). The scope of work includes the development of a SDH transmission system, as well as the provision of ancillary fiber optic and other related equipment. The Company is obliged to pay approximately JP¥3,670,938,358 and Rp125,464 million which is inclusive of value-added tax. The parties agreed to add another partner to the consortium, PT Communication Cable Systems Indonesia, on September 27, 2002. In accordance with the amendment of the partnership agreement on December 11, 2003, the parties agreed to amend the contract value to JP¥1,258,833,916 and Rp188,788 million (exclusive of value-added tax). The amounts will be paid in the third quarter of 2004.

(ix)	Supply Contract for Thailand-Indonesia-Singapore (TIS) Cable Network

On November 27, 2002, the Company entered into a supply contract with NEC Corporation, the Communications Authority of Thailand (the “CAT”) and Singapore Telecommunications Limited (“SingTel”) whereby NEC Corporation has agreed to construct a submarine fiber optic network linking Thailand, Indonesia and Singapore. Under the terms of this agreement, the Company, SingTel and the CAT will contribute equally to a payment of US$32,680,000 (inclusive of value-added tax). The amount will be fully settled in the last quarter of 2004.

b.	Agreements on Derivative Transactions

Telkomsel purchases equipment from several countries and, as a result, is exposed to movements in foreign currency exchange rates. As of June 30, 2004, Telkomsel had outstanding forward foreign exchange contracts with Deutsche Bank (DB) for US$5,000,000 to protect against foreign exchange risks relating to its foreign currency denominated purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business. The outstanding contract is scheduled to be settled at July 20, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	COMMITMENTS (continued)

c.	MPPA with PT INTI

The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, PT INTI must deliver the CDMA 2000 IX system within thirty-four months after August 26, 2003 for a total of approximately US$22,856,791 and Rp61,408 million (inclusive of valued-added tax). PT INTI will service and maintain the CDMA 2000 IX system pursuant to a Service Level Agreement dated the same date in return for an annual consideration of US$2,305,000.

d.	MPPA with Motorola

On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obliged to undertake and be jointly responsible for the demand forecast and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, integration and commissioning of the network, including all project management, training and other related services in relation to the establishment of the “T-21 Program”.

The MPPA consists of 222,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$20,686,855 and Rp61,268 million. The agreed price does not include the service level agreement, training for technical staff and documentation. The network will use Samsung’s NSS as already contracted on December 23, 2002 (Note 55a(v)). The agreement is valid until mid of 2006.

e.	Partnership Agreement with Siemens Consortium

The Company entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003 for the development, procurement and construction of a fiber optic backbone transmission network in Kalimantan and Sulawesi, a related work management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT Lembaga Elektronik Indonesia and Corning Cable System GmbH & Co.KG. The consideration payable by the Company for the fiber optic networks is approximately US$3,776,269 plus Rp74,021 million for the network located within Kalimantan and approximately US$3,815,295 plus Rp70,733 million for the network located within Sulawesi.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	COMMITMENTS (continued)

f.	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement, the Company is obliged to pay PT INTI a total consideration of approximately US$6,479,992 and Rp112,427 million.

g.	Agreement for the Procurement of Softswitch System Class 4 with a consortium led by Santera-Olex

On December 18, 2003, the Company entered into an agreement with a consortium led by Santera-Olex for the construction and procurement of a softswitch system (class 4) and the improvement of switching capacity in the existing switching system in Jakarta, Bandung and Surabaya. Pursuant to the terms of this agreement, the Company will pay in third quarter of 2004 approximately US$4,050,510 and Rp2,457 million.

j.	In December 2003, Napsindo entered into an agreement with Indosat with regards to an installation of fiber optic international link cable from Jakarta to Hongkong. Napsindo shall pay fixed revenue of US$100,000 and 30% of income to Indosat. Napsindo also entered into a sales VSAT contract with PT Pundi Karya Abadi amounting to US$120,000 (inclusive of value-added tax).

56.	CONTINGENCIES

a.	The SEC requires that the Company’s Annual Report on Form 20-F be filed within six months after the reported balance sheet date. In this respect, the Company published its previous 2002 consolidated financial statements in March 31, 2003 and submitted the Annual Report on Form 20-F to the SEC on April 17, 2003.

In May 2003, however, the SEC informed the Company that it considered that the submitted 2002 consolidated financial statements were un-audited as the audit firm that was originally appointed to perform the 2002 audit was not qualified for SEC purposes. Due to the time consumed in selecting an SEC qualified auditor, KAP Drs. Haryanto Sahari & Rekan (formerly called “KAP Drs. Hadi Sutanto & Rekan”), the member firm of PricewaterhouseCoopers in Indonesia, began their work in July 2003. As a result, the Company was not able to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F with the SEC.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

56.	CONTINGENCIES (continued)

Because of the foregoing and the fact that Annual Report was filed after the June 30, 2003 deadline, the Company may face an SEC enforcement action under U.S. securities law and other legal liability and adverse consequences such as delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC has described a press release that the Company issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to the Company’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. The Company cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

b.	In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp35,809 million at June 30, 2004.

c.	In connection with the re-audit of the Company’s 2002 consolidated financial statements, the former auditor KAP Eddy Pianto filed lawsuits in the South Jakarta District Court against KAP Drs. Haryanto Sahari & Rekan (formerly called “KAP Drs. Hadi Sutanto & Rekan”) (the Company’s auditor for the re-audit of the 2002 consolidated financial statements), the Company, KAP Hans Tuanakotta & Mustofa (the Company’s 2001 auditor) and the Capital Market Supervisory Agency “BAPEPAM” (collectively, “Defendants”), alleging that the Defendants, through the reaudit of the Company’s 2002 consolidated financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto seeks to recover approximately Rp7,840 billion in damages from the Company and its co-defendants. The mediation process to resolve the dispute amicably did not succeed and the Company is scheduled to formally submit its response to the claim soon. The resolution of this issue at present time cannot be determined.

d.	The Company is being inquired by Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha) related to alleged unfair business practice in providing international telecommunications services, which, if proven, breaches articles 15, 19 and 25 of Law of the Republic of Indonesia No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). A breach of this regulation may result in a penalty at a minimum of Rp5,000 million and at a maximum of Rp100,000 million. The Company has not accrued any amount as of June 30, 2004 because the Company is unable to estimate the likelihood of the outcome.

e.	As of June 30, 2004, the Company has been named as a defendant in various legal actions in respect of landright ownership and telecommunication services. The Company did not provide a provision for the contingent loss from the litigation, due to the legal status is uncertain and the estimated contingent loss is not significant.

f.	On March 30, 2004 the Minister of Communication issued Announcement No. PM.2 of 2004 regarding the Implementation of Restructuring in the Telecommunication Sector which, among others, conveys the compensation for early termination of exclusive rights. The Government shall pay to TELKOM (including its KSO Partners) an amount of Rp 478 billion after tax. The payment of compensation shall be made gradually from the “on top” (above allocated ceiling) fund of the State Budget for the Ministry of Communications after approval by Parliament. As of June 30, 2004 the compensation payment from Government is still uncertain, therefore, the Company did not record the possible income.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2003		2004
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	Equivalent	(in thousands)	Equivalent
ASSETS
Cash and cash equivalents
U.S. Dollars	184,423	1,525,419	89,948	846,480
Euro	18,606	175,957	39,681	451,743
Japanese Yen	266	18	1,689	145
Temporary investment
U.S. Dollars	2,000	16,540	—	—
Trade accounts receivable
Related parties
U.S. Dollars	7,630	63,097	12,801	119,644
Third parties
U.S. Dollars	1,571	12,989	8,452	79,242
Other accounts receivable
U.S. Dollars	66,491	1,808	190,654	1,768,398
French Franc	4,466	4,966	4,466	5,447
Netherland Guilder	756	2,745	756	2,745
Other current assets
U.S. Dollars	8,978	74,247	5,792	51,855
Advances and other non-current assets
U.S. Dollars	20,878	172,664	20,571	189,642
Euro			4	47
Escrow accounts
U.S. Dollars	34,519	285,473	70,875	624,298

Total Assets		2,335,923		4,139,686

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2003		2004
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	equivalent	(in thousands)	equivalent
Liabilities
Trade accounts payable
Related parties
U.S. Dollars	14,044	116,260	77,410	728,105
Great Britain Pound Sterling	160	2,181	—	—
Australian Dollar	20	111	—	—
Singapore Dollars	—	—	27	151
Japanese Yen	—	—	266	23
Euro	662	6,269	1,009	11,491
Third parties
U.S. Dollars	24,599	203,683	48,772	458,681
Euro	344,303	3,260	342	3,899
Great Britain Pound Sterling	64	878	88	1,495
Japanese Yen	265,976	18,363	—	—
Singapore Dollars	26	120	265	23
Other accounts payable
U.S. Dollars	32	267	—	—
Accrued expenses
U.S. Dollars	37,720	312,516	33,243	308,904
Japanese Yen	13,101	904	25,056	2,170
Singapore Dollars	—	—	1,299	7,125
Great Britain Pound Sterling	37,511	511	46	780
French Franc	710	792	710	899
Netherland Guilder	482	1,598	482	1,815
Euro	32,384	306,645	331	592,452
Short-term bank loans
Third parties
U.S. Dollars	—	—	82,254	773,528
Advances from customers and suppliers
U.S. Dollars	45,882	379,408	45,972	432,367
Great Britain Pound Sterling	0	36	—	—
Euro	12,549	1,118,826	12,549	143,079
Japanese Yen	25,040	1,729	—	—

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2003		2004
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	equivalent	(in thousands)	equivalent
Liabilities
Liabilities (continued)
Current maturities of long-term liabilities
U.S. Dollars	89,614	741,999	136,234	1,281,392
Euro	12,011	117,575	18,924	215,511
Japanese Yen	431,856	30,230	758,963	65,577
Long-term liabilities
U.S. Dollars	487,519	4,037,406	633,865	5,962,631
Euro	16,528	156,502	56,399	642,271
Japanese Yen	17,210,861	1,188,243	16,482,995	1,424,185

Total liabilities		8,746,312		13,058,554

Net liabilities		(6,410,389)		(8,918,868)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects with generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below.

(1)	Description of differences between Indonesian GAAP and U.S. GAAP

a.	Termination benefits

Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage early retirement).

Under U.S. GAAP, termination benefits are recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(1)	Description of differences between Indonesian GAAP and U.S. GAAP

b.	Foreign exchange differences capitalized to property under construction

Under Indonesian GAAP, foreign exchange differences resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange differences are charged to current operations.

c.	Interest capitalized on property under construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a substantial period of time to get ready for its intended use or sale, i.e. minimum 12 months. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no limit on the length of the construction period in which the interest cost could be capitalized. The interest income arising from any unused borrowings is recognized directly to current operations.

d.	Revenue-sharing arrangements

Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

Under U.S. GAAP, the accounting for revenue-sharing arrangements depends on whether or not the investor will receive a guaranteed minimum return. When there is no guaranteed investment return to the investor, the revenue-sharing arrangements are accounted for in a manner similar to operating lease. When there is a guaranteed investment return, the assets under revenue-sharing arrangements are recorded and, correspondingly, an obligation under revenue-sharing arrangements is recorded. A portion of the investor’s share in revenue is recorded as interest expense based on the implicit rate of return and the balance is treated as a reduction of the obligation. Revenues are recorded on a gross basis.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)

e.	Revaluation of property, plant and equipment

While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully depreciated in 2002, such that there is no difference in equity as of December 31, 2002.

f.	Pension

In 1994 and 1998, the Company provided increases in pension benefits for pensioners. Under Indonesian GAAP, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under U.S. GAAP, because the majority of plan participants are still active, such prior service costs are deferred and amortized systematically over the remaining service period for active employees.

Under Indonesian GAAP, the Company amortizes the cumulative unrecognized actuarial gain or loss over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets is recognized in the statement of income on a straight-line basis over the estimated remaining service period.

Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.

g.	Equity in net income or loss of associated companies

The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company recognized the effect of the differences of U.S. GAAP and Indonesian GAAP in the investment accounts and its share of the net income or loss of those associates.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)

h.	Land rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of acquired land rights is amortized over the period the holder is expected to retain the land rights.

i.	Equipment to be installed

Under Indonesian GAAP, temporarily idle equipment or equipment that is awaiting installation is not depreciated.

Under U.S. GAAP, temporarily idle equipment should continue to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.

j.	Revenue recognition

Under Indonesian GAAP, revenues from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is also recognized when the Company sells the card.

Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the expected term of the customer relationship. Direct incremental cost were not significant. Revenues from calling cards are recognized upon usage or expiration.

k.	Goodwill

Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)

l.	Capital leases

Under Indonesian GAAP, a leased assets is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the lease payments are at least 90% of the fair value of the asset.

m.	Acquisition of Dayamitra

The Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense.

Under Indonesian GAAP, the Company accounts for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that has been paid by the Company is presented as “Advance payments for investments in shares of stock”.

n.	Reversal of difference due to change of equity in associated companies

Under Indonesian GAAP, differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with the percentage of the interest sold.

Under U.S. GAAP, it is the Company’s policy to include differences resulting from equity transactions in associated companies in equity. Such amounts can not be released to the statement of income and consequently remain in equity indefinitely.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)

o.	Asset retirement obligations

Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived assets are charged to current operations as incurred.

Under U. S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets.

p.	Deferred income taxes

Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will reverse in the foreseeable future.

Under US GAAP, deferred taxes are recognized in full on temporary differences between the financial statement carrying amounts and tax bases of equity method investments.

q.	Impairment of assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of fixed assets is greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets of discounting estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

There were no impairment charges recognized by the Company and therefore there were no differences between Indonesian GAAP and U.S. GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

r.	Gain (loss) on sale of property, plant and equipment

Under Indonesian GAAP, the Company classifies gain (loss) on sale of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

Under U.S. GAAP, gain (loss) on sale of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2001, 2002 and 2003, operating income would have been higher by Rp10,944 million, Rp130,450 million and Rp182,883 million, respectively, and other income (expenses) would have been lower by the same amounts due to the inclusion of the gain on sale of property, plant and equipment in the determination of operating income.

(2)	A summary of the significant adjustments to consolidated net income for the six months period ended June 30, 2003 and 2004 and to consolidated stockholders’ equity as of June 30, 2003 and 2004 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(2)	(continued)

	Note		2003	2004
Net income according to the consolidated statements of income prepared under Indonesian GAAP			3,538,081	2,875,156

U.S. GAAP adjustments - increase (decrease) due to:
Termination benefits	(a	)	—	84,598
Capitalization of foreign exchange differences	(b	)	34,613	17,891
Interest capitalized on property under construction	(c	)	21,004	17,479
Revenue-sharing arrangements	(d	)	—	189,454
Revaluation of property, plant and equipment	(e	)	—	—
Pension	(f	)	3,028	156,935
Equity in net income/ (loss) of associated companies	(g	)	(87)	(371)
Amortization of landrights	(h	)	(1,904)	(6,884)
Depreciation of equipment to be installed	(i	)	—	—
Revenue recognition	(j	)	(32,244)	14,835
Goodwill	(k	)	—	10,635
Capital leases	(l	)	5,157	12,442
Adjustment for Dayamitra accounted at 100%	(m	)	—	(21,855)
Reversal of difference due to change of equity in associated companies	(n	)	—	—
Asset retirement obligations	(o	)	—	—
Deferred income tax:
Deferred income tax on equity method investments	(p	)	—	—
Deferred income tax effect on U.S. GAAP adjustments			28,110	(148,090)

			57,677	327,069
Minority interest			(370)	(9,116)

Net adjustments			57,307	317,953

Net income in accordance with U.S. GAAP			3,595,388	3,193,109

Net income per share - in full Rupiah amount			356.69	316.78

Net income per ADS (20 Series B shares per ADS) - in full Rupiah amount			7,133.71	6,335.56

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(2)	(continued)

	Note		2003	2004
Equity according to the consolidated balance sheets prepared under Indonesian GAAP			14,787,691	20,196,014

U.S. GAAP adjustments - increase (decrease) due to:
Early retirement benefits	(a	)	203,853	84,598
Capitalization of foreign exchange differences - net of related depreciation	(b	)	(784,011)	(526,778)
Interest capitalized on property under construction - net of related depreciation	(c	)	102,475	113,485
Revenue-sharing arrangements	(d	)	(352,668)	(206,059)
Revaluation of property, plant and equipment:	(e	)
Increment			(664,974)	(664,974)
Accumulated depreciation			664,974	664,974
Pension	(f	)	255,465	279,091
Equity in net loss of associated companies	(g	)	(17,804)	(18,623)
Amortization of landrights	(h	)	(7,005)	(72,095)
Revenue recognition	(j	)	(134,404)	(753,714)
Goodwill	(k	)	—	53,182
Capital leases	(l	)	10,141	33,565
Adjustment for Dayamitra accounted at 100%	(m	)	—	(60,574)
Asset retirement obligations	(o	)	—	(848)
Deferred income tax:
Deferred income tax on equity method investments	(p	)	—	—
Deferred income tax effect on U.S. GAAP adjustments			56,893	307,733

			(667,065)	(767,037)
Minority interest			42,481	56,805

Net adjustments			(624,584)	(710,232)

Equity in accordance with U.S. GAAP			14,163,107	19,485,782

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(2)	(continued)

The changes in stockholders’ equity in accordance with U.S. GAAP for the six months period ended June 30, 2003 and 2004 are as follows:

	2003	2004
Equity at beginning of year	13,910,864	16,284,692
Changes during the year:
Net income under U.S. GAAP	3,595,388	3,193,108
Dividends	(3,338,110)	—
Unrealized gain on marketable securities	—	136
Other comprehensive income, net of nil tax	(5,035)	7,846

Equity at end of year	14,163,107	19,485,782

With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2003	2004
Consolidated balance sheets
Current assets	8,985,191	11,716,193
Non-current assets	32,014,975	43,698,743

Total assets	41,000,166	55,414,936

Current liabilities	9,074,682	11,377,484
Non-current liabilities	11,903,600	20,695,980

Total liabilities	20,978,282	32,073,464
Minority interest in net assets of subsidiaries	3,896,706	3,855,090
Equity	16,125,178	19,485,782

Total liabilities and equity	41,000,166	55,414,336

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC

a.	Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2003	2004
Consolidated income before tax in accordance with U.S. GAAP	6,333,061	6,069,711

Income tax in accordance with U.S. GAAP at 30% statutory tax rate	1,899,901	1,820,896

Effect of permanent differences at the enacted maximum tax rate (30%)
Net periodic post-retirement benefits cost	31,277	71,452
Amortization of discount on promissory notes and interest expense	48,678	13,576
Amortization of intangible assets
Tax penalty
Employee benefits	16,669	15,073
Permanent differences of the KSO Units	5,758	3,100
Amortization of landrights	1,394	—
Income which was already subject to final tax	(48,444)	(22,353)
Decline in value of investments
Gain on sale of Telkomsel’s shares
Equity in net (income) loss of associated companies	(658,285)	(545,812)
Others	26,819	139,030

Total	(576,134)	(325,934)
Deferred tax effect on net income of associates companies	439,706	336,350

Provision for income tax in accordance with U.S. GAAP	1,763,473	1,831,312

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)

a.	Income Tax (continued)

For the three year period ended December 31, 2003, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

	2003	2004
Deferred tax assets
Allowance for doubtful accounts	352,407	172,274
Allowance for inventory obsolescence	14,476	12,533
Tax loss carryforwards	—	285,856
Provision for long service awards	359,364	154,503
Deferral of revenue	188,917	203,617
Long-term investments	—	—
Others	(159,002)	137,016
Provision for employee benefits	(99,662)	73,085

Total	656,500	1,038,884

Deferred tax liabilities
Difference between book and tax - non-current assets	(3,770,021)	(3,977,128)
Long-term investments	50,732	(14,138)
Pension	(3,212)	(35,395)
Prepaid expenses and other receivables	(31,610)	(35,396)

Total	(3,754,111)	(4,062,057)

Total deferred tax liabilities - net	(3,097,611)	(3,023,173)

Benefits enjoyed by pensioners fall under the category of benefits in kind which are non-deductible expenses under Indonesian tax laws.

b.	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and temporary investments

The carrying amount approximates fair value because of the short-term nature of the instruments.

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)

b.	Fair Value of Financial Instruments (continued)

Short-term bank loans

The carrying amount approximates fair value because of the short-term nature of the instruments.

Long-term liabilities

(i)	The fair value of two-step loans are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 9.69%, the average U.S. Dollar borrowing rate of 1.42% and the respective average borrowing rates for 2004 for the debt in other currencies. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company’s debt and the general unavailability of funds, is difficult. For one percentage point increase in the above-mentioned borrowing rates, the fair value of the Company’s long-term two-step loans at June 30, 2004 would decrease by Rp450,581 million.

(ii)	The fair value of suppliers’ credit loans, bridging loan and long-term bank loan is estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the balance sheet date.

(iii)	The fair value of the liability for the acquisition of subsidiaries is estimated on the basis of the discounted future cash flows expected to be paid.

(iv)	The fair value of the bonds and guaranteed notes are based on market prices at balance sheet date.

              The estimated fair values of the Company and its subsidiaries’ financial instruments as June 30, 2004 are :

	Carrying	Fair
	amount	value
Cash and cash equivalents	6,983,664	6,983,664
Temporary investments	52,866	52,866
Short-term bank loans	2,871,752	3,367,794
Long-term liabilities	11,790,992	13,827,670

PERUSAHAAN PERSEROAN (PERSERO)
PT. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 JUNE 30, 2003 AND 2004, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)

(3)	Additional Financial Statement disclosures required by U.S. GAAP and U.S. SEC (continued)

b.	Fair Value of Financial Instruments (continued)

The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:

i.	Fair values presented do not take into consideration the effect of future currency fluctuations.

b.	Fair Value of Financial Instruments (continued)

ii.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.

c.	Research and Development

Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp4.034 million and Rp6.172 million 2003 and 2004, respectively.

d.	Comprehensive Income

	2003	2004
Net income under U.S. GAAP	3,595,388	3,193,108
Unrealized gain (loss) in value of securities	—	136
Others	(5,035)	7,846

Equity at end of year	3,590,353	3,201,090